Exhibit 99.1

Q2 2025

SECOND QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion’s 2025 guidance, and Vermilion’s ability to fund such expenditures; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2025 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends; the effect of possible changes in critical accounting estimates; the Company’s review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion’s goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion’s hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document discloses certain oil and gas metrics, including DCET costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET costs includes all capital spent to drill, complete, equip and tie-in a well. Additional oil and gas metrics in this document may include, but are not limited to:

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Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
GHG	greenhouse gas
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mmboe	thousand barrels of oil equivalent
mmbtu	million British Thermal Units
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
MD	measured depth
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit-based tax levied on petroleum projects in Australia
psi	pounds per square inch
tCO2e	tonne of carbon dioxide equivalent
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
US	the United States of America
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

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Highlights

Q2 2025 Results

•	Generated $260 million ($1.68/basic share)(2) of fund flows from operations ("FFO")(1), compared to $256 million ($1.66/basic share) in Q1 2025. Exploration and development (“E&D”) capital expenditures(3) were $115 million, resulting in free cash flow ("FCF")(5) of $144 million, compared to $74 million in the prior quarter.

•	Reported net loss of $233 million ($1.51/basic share), which consisted of net earnings of $74 million ($0.48/basic share) from continuing operations and net loss of $308 million ($1.99/basic share) from discontinued operations, reflecting a non-cash adjustment to the book value of the Saskatchewan and United States assets held for sale.

•	Vermilion’s corporate average realized natural gas price in Q2 2025 was $4.88/mcf, approximately triple the AECO 5A benchmark of $1.69/mcf.

•	Net debt(6) decreased from $2.1 billion at March 31, 2025 to $1.4 billion at June 30, 2025, with a net debt to four quarter trailing FFO(7) of 1.4 times. Net debt at June 30, 2025 includes the net working capital impact of assets held for sale, which represents the estimated cash proceeds received from the Saskatchewan and United States dispositions that closed subsequent to the quarter.

•	Vermilion returned $26 million to shareholders through dividends and share buybacks, comprising $20 million in dividends and $6 million of share buybacks. During the quarter, the Company repurchased and cancelled 0.7 million shares through the NCIB, and announced the renewal of the NCIB for the period of July 12, 2025 to July 11, 2026, subsequent to the quarter.

•	Production averaged 136,002 boe/d(9) (63% natural gas and 37% crude oil and liquids), comprising 106,379 boe/d(9) from the North American assets and 29,623 boe/d(9) from the International assets. Included in production from the North American assets is 15,453 boe/d(9) from the Saskatchewan and the United States assets, which are presented as assets held for sale.

•	Production from the Montney averaged approximately 15,000 boe/d in Q2 2025, an increase of approximately 2,500 boe/d from Q1 2025 due to production from new wells brought online in the quarter and increased takeaway capacity from the operated infrastructure expansion completed earlier this year. Our operational teams achieved a new benchmark for Vermilion with an average DCET cost of $8.5 million per well for the two most recent pads, while maintaining initial production results in-line with expectations. We believe the $8.5 million is repeatable and is now our go-forward cost estimate for an extended-reach Mica well, which reduces our future development cost by an incremental $50 million on a NPV10(12) basis.

•	Production from the Deep Basin assets averaged 76,000 boe/d, reflecting a full quarter of production from the integrated Westbrick assets. The integration continues to exceed our initial expectations as we identified additional synergies in Q2 2025, bringing our total post-acquisition synergies to over $200 million (NPV10)(12).

•	Production from Germany averaged 6,000 boe/d, including a full quarter contribution from the Osterheide well, which continues to produce above expectations due to stronger than anticipated seasonal demand.

•	With Vermilion’s 2024 Scope 1 emissions intensity decreasing 16% from 2019, we are retiring our 2025 target of a 15 to 20% reduction relative to 2019, and are focusing on our 2030 target of a 25 to 30% Scope 1 + Scope 2 emissions intensity reduction relative to 2019. The full Sustainability Report is available at https://www.vermilionenergy.com/sustainability.

Outlook

•	Subsequent to the second quarter, Vermilion closed the previously announced Saskatchewan and United States asset divestments for total gross proceeds of $535 million. The net proceeds were used to reduce debt, positioning us to exit the year with net debt(6) of approximately $1.3 billion(13).

•	The 2025 capital budget and guidance remains unchanged from the updated guidance provided on June 5, 2025, as we continue to prioritize free cash flow and debt reduction, while returning capital to shareholders through the dividend and share buybacks.

•	Vermilion expects Q3 2025 production to average between 117,000 to 120,000 boe/d (67% natural gas)(13), reflecting the respective July 2025 closing dates of the Saskatchewan and United States asset divestments, planned seasonal turnarounds, and shut-in gas due to low summer AECO prices.

•	Declared a quarterly cash dividend of $0.13 per common share, payable on October 15, 2025, to shareholders of record on September 29, 2025.

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($M except as indicated)	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Financial
Fund flows from operations (1)	259,678	256,029	236,703	515,707	668,061
Fund flows from operations ($/basic share) (2)	1.68	1.66	1.48	3.35	4.16
Fund flows from operations ($/diluted share) (2)	1.67	1.65	1.47	3.35	4.11
Net earnings (loss)
Net earnings (loss) from continuing operations	74,385	3,703	(108,807)	78,088	(117,438)
Net (loss) earnings from discontinued operations	(307,843)	10,307	26,382	(296,593)	37,318
Net (loss) earnings	(233,458)	14,953	(82,425)	(218,505)	(80,120)
Net earnings (loss) from continuing operations ($/basic share)	0.48	0.02	(0.68)	0.51	(0.73)
Net (loss) earnings from discontinued operations ($/basic share)	(1.99)	0.07	0.17	(1.92)	0.23
Net (loss) earnings ($/basic share)	(1.51)	0.10	(0.52)	(1.42)	(0.50)
Cash flows from operating activities	140,467	280,384	266,322	420,851	620,617
Cash flows used in investing activities	198,989	1,255,746	153,025	1,454,735	334,368
Capital expenditures (3)	115,489	182,119	110,610	297,608	301,052
Acquisitions (4)	1,591	1,120,998	5,450	1,122,589	15,202
Repurchase of shares	6,323	16,576	46,555	22,899	82,964
Cash dividends ($/share)	0.13	0.13	0.12	0.26	0.24
Dividends declared	20,022	20,043	18,981	40,065	38,164
Free cash flow (5)	144,189	73,910	126,093	218,099	367,009
Long-term debt	1,951,250	1,874,033	915,364	1,951,250	915,364
Net debt (6)	1,413,321	2,062,805	906,715	1,413,321	906,715
Net debt to four quarter trailing fund flows from operations (7)	1.4	1.7	0.7	1.4	0.7
Shares outstanding - basic ('000s)	154,019	154,177	158,174	154,019	158,174
Weighted average shares outstanding - diluted ('000s) (8)	155,778	155,609	161,069	154,258	162,022
Operational
Production (9)
Crude oil and condensate (bbls/d)	37,449	32,386	32,879	34,933	32,787
NGLs (bbls/d)	12,656	9,167	7,196	10,921	7,121
Natural gas (mmcf/d)	515.38	369.36	269.39	442.78	271.99
Total (boe/d)	136,002	103,115	84,974	119,649	85,240
Average realized prices
Crude oil and condensate ($/bbl)	85.07	99.36	108.93	91.75	106.49
NGLs ($/bbl)	24.68	31.56	31.61	27.55	32.87
Natural gas ($/mcf)	4.88	7.80	5.69	6.09	5.90
Average realized price ($/boe)	43.71	61.71	62.46	51.45	62.97
Production mix (% of production)
% priced with reference to AECO	50%	43%	33%	46%	32%
% priced with reference to TTF and NBP	13%	17%	20%	15%	21%
% priced with reference to WTI	28%	28%	32%	29%	32%
% priced with reference to Dated Brent	9%	12%	15%	10%	15%
Netbacks
Operating netback ($/boe) (10)	28.60	38.48	40.32	32.85	51.44
Fund flows from operations ($/boe) (11)	21.25	27.77	30.87	24.03	42.61
(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion’s ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

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(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Capital expenditures is also referred to as E&D capital expenditures. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section of this document. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company’s ability to repay debt on a pro forma basis.

(8)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(9)	Please refer to Supplemental Table 4 “Production” of the accompanying Management’s Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

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(11)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion’s business units and Vermilion as a whole. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(12)	Net present value (“NPV10”) is a supplementary financial measure which represents the total present value of future cash flows, discounted back to their present value using a 10% discount rate. Management uses this measure to determine the current value of long-term cash flow, considering the time value of money over the period assessed.

(13)	Based on Company estimates as at July 21, 2025. Year-end 2025 net debt reflects 2025 full year average reference prices as follows: WTI US$66.21/bbl, AECO $1.90/mcf, TTF $17.34/mmbtu, USD/CAD 1.39.

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Message to Shareholders

Vermilion significantly advanced its North American high-grading initiative in Q2 2025, announcing the divestment of its Saskatchewan and United States assets. These divestments were a key component of Vermilion’s broader strategic transition into a global gas producer, enabling us to enhance operational scale in long-duration assets and better position the company for sustainable, profitable growth. Both divestments were subsequently closed in July 2025 and the proceeds used to reduce our outstanding debt balance. On a go-forward basis, Vermilion has a production base of approximately 120,000 boe/d (70% natural gas) with over 90% of production coming from our global gas assets in Canada and Europe and over 80% of capital directed toward these assets.

Following the divestments and continued integration of the Westbrick Energy Ltd. ("Westbrick") acquisition, which closed earlier in the year, we have taken additional steps to further streamline the business by reorganizing our Canadian business unit. This has resulted in dedicated technical and corporate teams concentrating exclusively on our Deep Basin and Montney liquids-rich gas assets. We continue to identify upside as we fully integrate Westbrick, including proving up additional locations with our successful first half drilling program, reducing service costs with the larger development program and renegotiating processing fees on favourable terms. To date, we have identified over $200 million (NPV10)(2) of synergies post-acquisition, which demonstrates the benefits of our dominant Deep Basin position and our continued focus on enhancing profitability.

In Germany, the Osterheide deep gas well produced above expectations during its first quarter on production, while the Wisselshorst deep gas well remains on schedule to come online in the first half of 2026. These wells provide Vermilion with organic European gas growth, and we will continue to allocate capital to the Germany deep gas program given strong project economics. In addition, we will continue to evaluate opportunities in our core European operations, specifically pursuing European gas acquisition opportunities that complement our existing portfolio and enhance value for our shareholders.

Through these high-grading initiatives, Vermilion has a focused and resilient asset base, underpinned by high-return development opportunities, unique exposure to premium-priced European gas and a lower cost structure that we believe will drive significant shareholder value over the long term. As we look out over the next few years, our efforts will be primarily focused on building out the final phase of our Mica Montney infrastructure in British Columbia to support our target production rate of 28,000 boe/d, optimizing development of our larger Deep Basin assets, and progressing our deep gas exploration program in Germany, where we expect to grow production to over 10,000 boe/d in the coming years. While progressing these core growth initiatives over the next few years, we will continue to prioritize free cash flow generation and debt reduction to further enhance the resiliency of the business.

Q2 2025 Review

Vermilion generated $260 million of fund flows from operations ("FFO") in Q2 2025, which included a full quarter of contribution from the acquired Westbrick assets as well as the FFO contribution from the Saskatchewan and United States assets that were classified as held for sale at June 30, 2025. E&D capital expenditures of $115 million decreased quarter-over-quarter due to seasonality of drilling activity in Western Canada and the deferral of some E&D capital associated with assets held for sale, resulting in increased free cash flow ("FCF") of $144 million.

Production for Q2 2025 averaged 136,002 boe/d (63% gas)(1), representing a 32% increase over the prior quarter primarily due to a full quarter contribution from the Westbrick assets. Production from Vermilion's North American operations averaged 106,379 boe/d(1) in Q2 2025, an increase of 44% from the previous quarter primarily due to the Westbrick assets and new production brought online in the Montney. Production from Vermilion's International operations averaged 29,623 boe/d(1) in Q2 2025, an increase of 1% from the previous quarter due to new production in Germany and Croatia, partially offset by natural declines.

Capital activity during Q2 2025 remained focused on our global gas assets in the Mica Montney, Alberta Deep Basin and Germany. At Mica, Vermilion completed five (5.0 net) and brought on production eleven (11.0 net) Montney liquids-rich shale gas wells. Production in the Montney averaged approximately 15,000 boe/d in Q2 2025, with production from the new wells and increased takeaway capacity from the operated infrastructure expansion completed earlier this year. Our operational teams achieved a new benchmark for Vermilion with an average DCET cost of $8.5 million per well for the two most recent pads, while maintaining initial production results in-line with expectations. We believe the $8.5 million is repeatable and is now our go-forward cost estimate for an extended reach Mica well, which reduces our future development cost by an incremental $50 million on a NPV10(2) basis. In the Deep Basin, the Company executed a one-rig program and drilled four (3.4 net), completed three (2.4 net), and brought on production three (2.4 net) liquids-rich conventional natural gas wells. We plan to add two rigs and execute a three-rig program during the second half of 2025.

In Germany, Vermilion drilled, completed and brought on production two (2.0 net) light and medium crude oil wells. Facility and tie-in activity on the Osterheide well (1.0 net) was completed during Q1 2025 and the well produced approximately 1,100 boe/d in Q2 2025, which is above original constrained expectations. Production from the well remains above expectations due to stronger than anticipated seasonal demand.

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In Croatia, the Company drilled, completed and brought on production one (1.0 net) conventional natural gas well on the SA-10 block, which began producing through the existing facility in May 2025.

Outlook and Guidance Update

Vermilion expects Q3 2025 production to average between 117,000 to 120,000 boe/d (67% natural gas)(3) factoring in the divestment of the Saskatchewan and United States assets in July 2025, the impact of planned turnaround activity, and shut-in gas due to low summer AECO prices. The 2025 capital budget and guidance remain unchanged as we continue to prioritize free cash flow and debt reduction, while continuing to return capital to shareholders through the dividend and share buybacks. Our capital program will continue to be focused on our global gas assets with continued investment in the Montney, Deep Basin and Germany gas program.

Sustainability

At year-end 2024, Vermilion had achieved an approximately 16% reduction in Scope 1 emissions intensity compared to 2019 (0.016 tCO2e/boe from 0.019 tCO2e/boe), which was good progress toward our target of 15 to 20% by year-end 2025. Given the structural changes to the business, we have decided to retire our 2025 target and focus now on evaluating the emission profile of our new assets, looking ahead to the 2030 target that we announced last year - a goal of reducing Scope 1 plus Scope 2 emissions by 25 to 30% versus 2019. While we are no longer referencing net zero in the aspirations we have for the future, we remain committed to our Climate Strategy, which comprises four pillars to support our management of climate risks and opportunities from now through 2050: emission reduction, calibration of our portfolio, adaptation to new technologies, and offsets. More information can be found in our Sustainability Report, available at https://www.vermilionenergy.com/sustainability.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 56% of our expected net-of-royalty production hedged for the remainder of 2025. With respect to individual commodity products, we have hedged 53% of our European natural gas production, 57% of our crude oil production, and 55% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

Board of Directors

Vermilion is pleased to announce the appointment of Mr. Corey Bieber to its Board of Directors, effective August 8, 2025. Mr. Bieber brings over 40 years of financial, strategic and operational leadership across the energy sector, with deep expertise in capital markets, corporate governance, investor relations and enterprise risk management. He served in multiple executive roles at Canadian Natural Resources Limited ("CNRL"), including Chief Financial Officer and Executive Advisor where he was a member of CNRL's Management Committee for over a decade. Prior to CNRL, Mr. Bieber was engaged in various financial and leadership roles at Enbridge Inc., Nexen Inc. and KPMG where he developed extensive financial and reporting skills as well as significant experience in financial oversight and systems of internal control.

Mr. Bieber currently serves on the board of Trans Mountain Corporation, and previously served on the Board of Veren Inc. Mr. Bieber’s community efforts include active involvement of various industry initiatives and with charitable activities such as the United Way and as a Member of the Heart & Stroke Alberta Board.

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
August 7, 2025

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Net present value (“NPV10”) is a supplementary financial measure which represents the total present value of future cash flows, discounted back to their present value using a 10% discount rate. Management uses this measure to determine the current value of long-term cash flow, considering the time value of money over the period assessed.

(3)	Based on Company estimates as at July 21, 2025.

Vermilion Energy Inc. ■ Page 9 ■ 2025 Second Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net loss, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	443,834	41.04	352,637	57.62	912,527	48.76	748,304	59.57
Royalties	(29,268)	(2.71)	(21,724)	(3.55)	(59,359)	(3.17)	(47,510)	(3.78)
Transportation	(33,612)	(3.11)	(21,820)	(3.57)	(61,853)	(3.31)	(41,486)	(3.30)
Operating	(123,006)	(11.37)	(112,165)	(18.33)	(236,904)	(12.66)	(226,606)	(18.04)
General and administration	(23,937)	(2.21)	(20,262)	(3.31)	(53,725)	(2.87)	(37,700)	(3.00)
Corporate income tax expense	(11,116)	(1.03)	(12,080)	(1.97)	(30,175)	(1.61)	(37,719)	(3.00)
Petroleum resource rent tax	(755)	(0.07)	(3,638)	(0.59)	(3,773)	(0.20)	(14,421)	(1.15)
Interest expense	(37,691)	(3.49)	(21,062)	(3.44)	(70,670)	(3.78)	(39,454)	(3.14)
Equity based compensation	(5,692)	(0.53)	(14,361)	(2.35)	(5,692)	(0.30)	(14,361)	(1.14)
Realized gain on derivatives	47,699	4.41	46,017	7.52	58,818	3.14	266,632	21.23
Realized foreign exchange (loss) gain	(487)	(0.05)	2,267	0.37	2,012	0.11	4,138	0.33
Realized other expense	(653)	(0.06)	(655)	(0.11)	(15,119)	(0.81)	(472)	(0.04)
Fund flows from continuing operations	225,316	20.82	173,154	28.29	436,087	23.30	559,345	44.54
Equity based compensation	(1,286)		3,860		(7,217)		(1,658)
Unrealized gain (loss) on derivative instruments (1)	70,569		(125,789)		56,894		(314,533)
Unrealized foreign exchange gain (loss) (1)	6,002		2,344		(30,012)		(18,863)
Accretion	(17,716)		(16,146)		(33,517)		(32,050)
Depletion and depreciation	(165,761)		(131,826)		(314,044)		(280,003)
Deferred tax expense	(41,345)		(14,196)		(28,390)		(29,331)
Unrealized other expense (1)	(1,394)		(208)		(1,713)		(345)
Net earnings (loss) from continuing operations	74,385		(108,807)		78,088		(117,438)

Vermilion Energy Inc. ■ Page 10 ■ 2025 Second Quarter Report

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	90,314	64.23	126,288	81.63	190,467	69.89	238,656	76.67
Royalties	(16,800)	(11.95)	(24,886)	(16.09)	(35,999)	(13.21)	(47,653)	(15.31)
Transportation	(2,999)	(2.13)	(3,497)	(2.26)	(5,944)	(2.18)	(6,793)	(2.18)
Operating	(25,819)	(18.36)	(28,065)	(18.14)	(53,698)	(19.70)	(62,935)	(20.22)
General and administration	(10,334)	(7.35)	(6,275)	(4.06)	(15,206)	(5.58)	(12,540)	(4.03)
Corporate income tax expense	-	-	(16)	(0.01)	-	-	(19)	(0.01)
Fund flows from discontinued operations	34,362	24.44	63,549	41.07	79,620	29.22	108,716	34.92
Unrealized loss on derivative instruments (1)	(11,047)		-		(11,047)		-
Unrealized foreign exchange (loss) gain (1)	(552)		725		(437)		291
Accretion	(2,156)		(2,063)		(4,235)		(4,093)
Depletion and depreciation	(18,406)		(29,358)		(46,511)		(59,615)
Deferred tax recovery (expense)	62,342		(6,471)		58,403		(7,981)
Impairment expense	(372,386)		-		(372,386)		-
Net (loss) earnings from discontinued operations	(307,843)		26,382		(296,593)		37,318

Fund flows from operations	259,678	21.25	236,703	30.87	515,707	24.03	668,061	42.61

Net loss	(233,458)		(82,425)		(218,505)		(80,120)
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

Vermilion Energy Inc. ■ Page 11 ■ 2025 Second Quarter Report

($M)	Q2 2025	Q2 2024	2025	2024
Cash flows from operating activities	140,467	266,322	420,851	620,617
Changes in non-cash operating working capital	110,825	(41,364)	77,123	30,724
Asset retirement obligations settled	8,386	11,745	17,733	16,720
Fund flows from operations	259,678	236,703	515,707	668,061
Drilling and development	(111,238)	(109,350)	(278,702)	(291,648)
Exploration and evaluation	(4,251)	(1,260)	(18,906)	(9,404)
Free cash flow	144,189	126,093	218,099	367,009
Payments on lease obligations	(3,852)	(7,830)	(7,681)	(11,932)
Asset retirement obligations settled	(8,386)	(11,745)	(17,733)	(16,720)
Excess free cash flow	131,951	106,518	192,685	338,357

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q2 2025	Q2 2024	2025	2024
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Capital expenditures	115,489	110,610	297,608	301,052

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q2 2025	Q2 2024	2025	2024
Dividends declared	20,022	18,981	40,065	38,164
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Asset retirement obligations settled	8,386	11,745	17,733	16,720
Payout	143,897	141,336	355,406	355,936
% of fund flows from operations	55%	60%	69%	53%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net loss before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Jun 30, 2025	Jun 30, 2024
Net loss	(185,124)	(825,947)
Taxes	(45,383)	(11,691)
Interest expense	115,822	82,581
EBIT	(114,685)	(755,057)
Average capital employed	5,803,980	5,906,288
Return on capital employed	(2) %	(13) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

Vermilion Energy Inc. ■ Page 12 ■ 2025 Second Quarter Report

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Current assets	1,171,777	582,326
Current liabilities	(603,527)	(610,590)
Current derivative asset	(76,558)	(40,312)
Current lease liability (1)	12,348	12,206
Current derivative liability (1)	36,462	52,944
Adjusted working capital	540,502	(3,426)

(1) Current lease liability includes the lease liability associated with assets held for sale. Current derivative liability includes the derivative liability associated with assets held for sale. See Note 4 - "Discontinued Operations" for more information.

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q2 2025	Q2 2024	2025	2024
Acquisitions, net of cash acquired	1,591	5,450	1,086,047	5,829
Shares issued for acquisition	-	-	13,363	-
Acquisition of securities	-	-	-	9,373
Acquired working capital deficit	-	-	23,179	-
Acquisitions	1,591	5,450	1,122,589	15,202

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net loss. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Long-term debt	1,951,250	963,456
Adjusted working capital (1)	(540,502)	3,426
Unrealized FX on swapped USD borrowings	2,573	-
Net debt	1,413,321	966,882

Ratio of net debt to four quarter trailing fund flows from operations (1)	1.4	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities). These figures include amounts for assets held for sale and liabilities associated with assets held for sale which represent the estimated cash proceeds from dispositions that closed subsequent to June 30, 2025.
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 13 ■ 2025 Second Quarter Report

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2025	Q2 2024
Shares outstanding	154,019	158,174
Potential shares issuable pursuant to the LTIP	4,737	3,498
Diluted shares outstanding	158,756	161,672

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding realized gain (loss) on derivatives and petroleum resource rent tax, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Vermilion Energy Inc. ■ Page 14 ■ 2025 Second Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated August 7, 2025, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and six months ended June 30, 2025 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and the audited consolidated financial statements for the years ended December 31, 2024 and 2023, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

The operating results attributable to the Company's Saskatchewan and United States operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 4 - "Discontinued Operations" of the condensed consolidated interim financial statements for the three and six months ended June 30, 2025 for additional information.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS® Accounting Standards and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP and other specified financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP and Other Specified Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 15 ■ 2025 Second Quarter Report

Guidance

On December 19, 2024, Vermilion released the 2025 capital budget and associated production guidance. On March 5, 2025, the Company updated the 2025 capital budget and associated production guidance following the close of the acquisition of Westbrick Energy Ltd. ("Westbrick"), with incremental capital expenditures and production from the acquired assets reflected in guidance for the remainder of the year. On June 5, 2025, the Company provided updated guidance reflecting the removal of all remaining E&D capital associated with the Saskatchewan and United States assets following the announcement of the sale of these assets. Current capital and production guidance incorporates the July 2025 close of these sales transactions. The Company’s guidance for 2025 is as follows:

Category	2025 Prior(1)	2025 Current(1)
Production (boe/d)	125,000 - 130,000	117,000 - 122,000
E&D capital expenditures ($MM)	$730 - 760	$630 - 660
Royalty rate (% of sales)	9 - 11%	8 - 10%
Operating ($/boe)	$13.50 - 14.50	$13.00 - 14.00
Transportation ($/boe)	$3.00 - 3.50	$3.00 - 3.50
General and administration ($/boe)(2)	$2.25 - 2.75	$2.25 - 2.75
Cash taxes (% of pre-tax FFO)	6 - 10%	4 - 8%
Asset retirement obligations settled ($MM)	$60	$60
Payments on lease obligations ($MM)	$20	$15
(1)	Current 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.56, and CAD/AUD 0.89. Prior 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.43, CAD/EUR 1.51, and CAD/AUD 0.90.

(2)	General and administration expense inclusive of expected cash-settled equity based compensation.

Vermilion Energy Inc. ■ Page 16 ■ 2025 Second Quarter Report

Consolidated Results Overview

	Q2 2025	Q2 2024	Q2/25 vs. Q2/24	YTD 2025	YTD 2024	2025 vs. 2024
Production (1)
Crude oil and condensate (bbls/d)	37,449	32,879	14%	34,933	32,787	7%
NGLs (bbls/d)	12,656	7,196	76%	10,921	7,121	53%
Natural gas (mmcf/d)	515.38	269.39	91%	442.78	271.99	63%
Total (boe/d)	136,002	84,974	60%	119,649	85,240	40%
Build (draw) in inventory (mbbls)	156	66		219	(161)
Financial metrics
Fund flows from continuing operations ($M) (2)	225,316	173,154	30%	436,087	559,345	(22)%
Fund flows from discontinued operations ($M) (2)(7)	34,362	63,549	(46)%	79,620	108,716	(27)%
Fund flows from operations ($M) (2)	259,678	236,703	10%	515,707	668,061	(23)%
Fund flows from operations per share	1.68	1.48	14%	3.35	4.16	(20)%
Net earnings (loss) from continuing operations	74,385	(108,807)	N/A	78,088	(117,438)	N/A
Net (loss) earnings from discontinued operations (7)	(307,843)	26,382	N/A	(296,593)	37,318	N/A
Net loss ($M)	(233,458)	(82,425)	183%	(218,505)	(80,120)	173%
Net earnings (loss) per share - continuing operations	0.48	(0.68)	N/A	0.51	(0.73)	N/A
Net (loss) earnings per share - discontinued operations (7)	(1.99)	0.17	N/A	(1.92)	0.23	N/A
Net loss per share	(1.51)	(0.52)	190%	(1.42)	(0.50)	184%
Cash flows from operating activities ($M)	140,467	266,322	(47)%	420,851	620,617	(32)%
Free cash flow ($M) (3)	144,189	126,093	14%	218,099	367,009	(41)%
Long-term debt ($M)	1,951,250	915,364	113%	1,951,250	915,364	113%
Net debt ($M) (4)	1,413,321	906,715	56%	1,413,321	906,715	56%
Cash dividends ($/share)	0.13	0.12	8%	0.26	0.24	8%
Activity
Capital expenditures ($M) (5)	115,489	110,610	4%	297,608	301,052	(1)%
Acquisitions ($M) (6)	1,591	5,450	(71)%	1,122,589	15,202	7,285%
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure most directly comparable to net loss and net loss per share, respectively. The measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, general and administrative (G&A), corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.
(7)	Refer to the "North America" section of this MD&A for additional information on discontinued operations as a result of assets held for sale as at June 30, 2025.

Vermilion Energy Inc. ■ Page 17 ■ 2025 Second Quarter Report

Financial performance review

Q2 2025 vs. Q2 2024

•	We recorded a net loss of $233.5 million ($1.51/basic share) for Q2 2025 compared to $82.4 million ($0.52/basic share) in Q2 2024. The change in net loss was primarily due to impairment of $372.4 million recorded on the United States and Saskatchewan assets held for sale, after agreements were reached to divest in the assets in Q2 2025 and closed in July 2025. This was partially offset by favourable changes in our mark-to-market derivative position primarily on our European natural gas contracts and increased FFO on higher production from the Westbrick assets acquired in Q1 2025.

Vermilion Energy Inc. ■ Page 18 ■ 2025 Second Quarter Report

•	Cash flows from operating activities were $140.5 million in Q2 2025 compared to $266.3 million in Q2 2024, while fund flows from operations increased to $259.7 million in Q2 2025 from $236.7 million in Q2 2024. The increase in FFO was primarily driven by higher net operating income from the Westbrick acquisition and new wells coming on production. The increase was partially offset by higher interest attributable to the Westbrick acquisition as proceeds from dispositions will not impact interest expense until Q3 2025. The decrease in fund flows from discontinued operations was mainly driven by lower liquids pricing and lower sales volumes. Variances between cash flows from operating activities and fund flows from operations are primarily driven by working capital timing differences, including lower tax liabilities at the end of Q2 2025.

Q2 2025 YTD vs. Q2 2024 YTD

•	For the six months ended June 30, 2025, we recorded a net loss of $218.5 million compared to $80.1 million for the comparable period in 2024. The increase in net loss was primarily attributable to impairment taken on assets held for sale and lower fund flows from operations driven by lower realized gains on derivative contracts. The increase was partially offset by favourable changes in our mark-to-market derivative position, primarily on our European natural gas contracts.

Vermilion Energy Inc. ■ Page 19 ■ 2025 Second Quarter Report

•	For the six months ended June 30, 2025 as compared to the same period in 2024, cash flows from operating activities decreased by $199.8 million to $420.9 million and FFO decreased by $152.4 million to $515.7 million. The decrease in FFO was primarily driven by lower realized gains on derivative contracts of $207.8 million, and higher interest expense on Q1 refinancing activities. This was partially offset by increased net operating income from Westbrick, and higher realized pricing on legacy natural gas assets. Variances between cash flows from operating activities and fund flows from operations are primarily driven by working capital timing differences.

Production review

Q2 2025 vs. Q2 2024

•	Consolidated average production increased to 136,002 boe/d in Q2 2025 compared to Q2 2024 production of 84,974 boe/d. Production increased as a result of the Westbrick acquisition which closed at the end of February 2025, combined with increased production in Germany and Central and Eastern Europe. The increases were partially offset by natural well decline in Ireland and the United States.

Activity review

For the three months ended June 30, 2025, capital expenditures were $115.5 million.

•	In our North America core region, we invested capital expenditures of $58.0 million, comprised of $50.6 million of capital expenditure in Canada and $7.5 million in the United States:
•	Vermilion completed five (5.0 net) and brought on production eleven (11.0 net) Montney liquids-rich shale gas wells;
•	In the Deep Basin, the Company drilled four (3.4 net), completed three (2.4 net), and brought on production three (2.4 net) liquids-rich conventional natural gas wells;
•	In the United States, four (1.4 net) non-operated light and medium crude oil wells were brought on production;
•	Vermilion did not have an active operated drilling program in Saskatchewan or the United States as these assets were marketed for sale, and definitive agreements to sell both assets were announced in Q2 2025.

•	In our International core region, capital expenditures of $57.5 million were invested:
•	In Germany, we invested $18.1 million as we continued to invest in our deep gas drilling program, drilled, completed and brought on production two (2.0 net) light and medium crude oil wells, and invested in our surface facilities;
•	In the Netherlands, we invested $13.9 million on the strategic gas field interconnector project and workovers;

Vermilion Energy Inc. ■ Page 20 ■ 2025 Second Quarter Report

•	In France, we invested $10.2 million primarily on subsurface maintenance in the Aquitaine and Paris basins, as well as tank and pipeline inspections and workovers;
•	In Australia, $8.8 million was invested primarily on facilities activities and workovers;
•	In Central and Eastern Europe, $5.7 million was invested as we drilled, completed and brought on production one (1.0 net) conventional natural gas well on the SA-10 block;
•	In Ireland, $0.8 million was invested on facilities.

Financial sustainability review

Free cash flow

•	Free cash flow decreased by $148.9 million to $218.1 million for the six months ended June 30, 2025 compared to the prior year period primarily due to lower fund flows from operations driven by lower realized gains on derivative contracts and higher interest expense, partially offset by higher sales impacted by the acquisition of Westbrick.

Long-term debt and net debt

•	Long-term debt increased to $2.0 billion as at June 30, 2025 (December 31, 2024 - $1.0 billion) due to the Westbrick acquisition, including the issuance of the $563.0 million (US $400.0 million) 2033 senior unsecured notes, the issuance of the $450.0 million term loan, and draws on the revolving credit facility. The increase was partially offset by the repayment of the $399.5 million (US $300.0 million) 2025 senior unsecured notes, a $200.0 million repayment of the term loan in Q2 2025, and the foreign exchange impact of the US dollar weakening against the Canadian dollar on our US denominated senior unsecured notes. Subsequent to June 30, 2025, proceeds from dispositions were used to repay debt, including extinguishing the remaining balance of the term loan.
•	As at June 30, 2025, net debt was $1.4 billion, or $0.4 billion higher compared to December 31, 2024 due to the financing of the Westbrick acquisition in Q1 2025. Net debt decreased from $2.1 billion at March 31, 2025 as a result of strong free cash flow generation from higher sales volumes and expected proceeds from dispositions on assets held for sale, partially driven by the Westbrick acquisition.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) increased to 1.4 as at June 30, 2025 (December 31, 2024 - 0.8) primarily due to higher net debt as a result of the Westbrick acquisition, partially offset by the inclusion of Westbrick's four quarter trailing fund flows from operations.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt. Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 21 ■ 2025 Second Quarter Report

Benchmark Commodity Prices

	Q2 2025	Q2 2024	Q2/25 vs. Q2/24	YTD 2025	YTD 2024	2025 vs. 2024
Natural gas
North America
AECO 5A ($/mcf)	1.69	1.18	43%	1.93	1.84	5%
AECO 7A ($/mcf)	2.07	1.44	44%	2.05	1.74	18%
Henry Hub ($/mcf)	4.76	2.59	84%	5.00	2.81	78%
Henry Hub (US $/mcf)	3.44	1.89	82%	3.55	2.07	71%
Europe(1)
NBP Day Ahead ($/mmbtu)	15.59	13.16	18%	18.39	12.47	47%
NBP Month Ahead ($/mmbtu)	16.68	12.50	33%	19.08	12.74	50%
NBP Day Ahead (#eu#/mmbtu)	9.93	8.93	11%	11.93	8.49	41%
NBP Month Ahead (#eu#/mmbtu)	10.63	8.48	25%	12.38	8.67	43%
TTF Day Ahead ($/mmbtu)	16.27	13.62	19%	18.59	12.69	46%
TTF Month Ahead ($/mmbtu)	17.14	12.61	36%	19.20	12.85	49%
TTF Day Ahead (#eu#/mmbtu)	10.36	9.24	12%	12.07	8.64	40%
TTF Month Ahead (#eu#/mmbtu)	10.92	8.56	28%	12.46	8.75	42%
Crude oil
WTI ($/bbl)	88.22	110.25	(20)%	95.25	107.00	(11)%
WTI (US $/bbl)	63.74	80.57	(21)%	67.58	78.76	(14)%
Edmonton Sweet index ($/bbl)	84.29	105.28	(20)%	89.74	98.66	(9)%
Edmonton Sweet index (US $/bbl)	60.90	76.94	(21)%	63.67	72.62	(12)%
Saskatchewan LSB index ($/bbl)	82.91	104.29	(21)%	88.19	96.88	(9)%
Saskatchewan LSB index (US $/bbl)	59.90	76.21	(21)%	62.57	71.31	(12)%
Canadian C5+ Condensate index ($/bbl)	87.82	105.56	(17)%	93.96	101.84	(8)%
Canadian C5+ Condensate index (US $/bbl)	63.45	77.14	(18)%	66.67	74.96	(11)%
Dated Brent ($/bbl)	93.87	116.23	(19)%	101.11	114.24	(11)%
Dated Brent (US $/bbl)	67.82	84.94	(20)%	71.74	84.09	(15)%
Average exchange rates
CDN $/US $	1.38	1.37	1%	1.41	1.36	4%
CDN $/Euro	1.57	1.47	7%	1.54	1.47	5%
Realized prices
Crude oil and condensate ($/bbl)	85.07	108.93	(22)%	91.75	106.49	(14)%
NGLs ($/bbl)	24.68	31.61	(22)%	27.55	32.87	(16)%
Natural gas ($/mcf)	4.88	5.69	(14)%	6.09	5.90	3%
Total ($/boe)	43.71	62.46	(30)%	51.45	62.97	(18)%
(1)	NBP and TTF pricing can occur on a day-ahead ("DA") or month-ahead ("MA") basis. DA prices in a period reflect the average current day settled price on the next days' delivery and MA prices in a period represent daily one month futures contract prices which are determined at the end of each month. In a rising price environment, the DA price will tend to be greater than the MA price and vice versa. Natural gas in the Netherlands and Germany is benchmarked to the TTF and production is generally equally split between DA and MA contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub ("HH") index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 22 ■ 2025 Second Quarter Report

•	Crude oil prices decreased in Q2 2025 relative to Q2 2024 on heightened macroeconomic uncertainty from tariff announcements and risk to global GDP growth. Canadian dollar WTI decreased by 20% and Dated Brent decreased by 19% in Q2 2025 relative to Q2 2024.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential tightened by $1.02/bbl to a discount of $4.97/bbl against WTI, and the Saskatchewan LSB differential tightened by $0.63/bbl to a discount of $5.33/bbl against WTI.
•	Approximately 30% of Vermilion’s Q2 2025 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$4.08/bbl, while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, year-over-year, prices for European natural gas at NBP and TTF increased by 18% and 19% respectively on a day ahead basis. On a month ahead basis, NBP and TTF increased by 33% and 36% respectively. Prices increased in response to higher demand coming from the global LNG market, termination of Russian gas exports to Europe through Ukraine as of January 1, 2025, and below average storage levels due to a colder winter leading to high withdrawals.
•	Year-over-year natural gas prices in Canadian dollar terms at NYMEX HH increased by 84% and AECO 7A increased by 44%. AECO prices increased due to strong withdrawals in the Q1 2025 winter timeframe, whereas NYMEX HH performed relatively better due to stronger US natural gas demand and LNG demand growth starting in the first half of 2025.
•	For Q2 2025, average European natural gas prices represented a $14.73/mcf premium to AECO 5A. Approximately 21% of our natural gas production in Q2 2025 benefited from this premium European pricing (Q2 2025 - 38%). The change in price exposure resulted in a decrease to our realized natural gas price in Q2 2025 compared to the same period in 2024.

Vermilion Energy Inc. ■ Page 23 ■ 2025 Second Quarter Report

North America

During the second quarter of 2025, Vermilion entered into agreements to dispose of the Company's non-core assets in Saskatchewan and the United States. As a result of these agreements, the operating results for these assets held for sale have been presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 4 "Discontinued operations" and Note 14 "Subsequent events" of the condensed consolidated interim financial statements for the three and six months ended June 30, 2025 for additional information. As a result, the North America continuing operations consists of our Deep Basin and Mica Montney assets.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production (1)
Crude oil and condensate (bbls/d)	14,178	7,883	12,054	7,475
NGLs (bbls/d)	11,072	5,374	9,393	5,287
Natural gas (mmcf/d)	394.07	148.37	321.94	144.65
Production from continuing operations (boe/d)	90,926	37,987	75,103	36,870
Production from discontinued operations (boe/d)	15,453	17,000	15,057	17,103
Total production volume (boe/d)	106,379	54,987	90,160	53,973
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	212,369	25.67	105,762	30.60	378,633	27.85	206,650	30.80
Royalties	(16,322)	(1.97)	(9,767)	(2.83)	(34,979)	(2.57)	(20,880)	(3.11)
Transportation	(22,899)	(2.77)	(10,627)	(3.07)	(39,194)	(2.88)	(18,664)	(2.78)
Operating	(62,460)	(7.55)	(41,421)	(11.98)	(105,401)	(7.75)	(75,223)	(11.21)
General and administration (1)	(11,709)	(1.42)	(6,414)	(1.86)	(29,397)	(2.16)	(8,351)	(1.24)
Corporate income tax recovery (expense) (1)	(2,325)	(0.28)	4,105	1.19	(2,760)	(0.20)	966	0.14
Fund flows from continuing operations	96,654	11.68	41,638	12.05	166,902	12.29	84,498	12.60
Drilling and development	(45,211)		(43,594)		(165,363)		(161,447)
Free cash flow from continuing operations	51,443		(1,956)		1,539		(76,949)
(1)	General and administration includes amounts from our Corporate segment. Corporate income tax expense primarily relates to income taxes on Corporate segment activities.

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	90,314	64.23	126,288	81.63	190,467	69.89	238,656	76.67
Royalties	(16,800)	(11.95)	(24,886)	(16.09)	(35,999)	(13.21)	(47,653)	(15.31)
Transportation	(2,999)	(2.13)	(3,497)	(2.26)	(5,944)	(2.18)	(6,793)	(2.18)
Operating	(25,819)	(18.36)	(28,065)	(18.14)	(53,698)	(19.70)	(62,935)	(20.22)
General and administration	(10,334)	(7.35)	(6,275)	(4.06)	(15,206)	(5.58)	(12,540)	(4.03)
Corporate income taxes	-	-	(16)	(0.01)	-	-	(19)	(0.01)
Fund flows from discontinued operations	34,362	24.44	63,549	41.07	79,620	29.22	108,716	34.92
Drilling and development	(12,830)		(17,926)		(23,488)		(36,582)
Free cash flow from discontinued operations	21,532		45,623		56,132		72,134

Production from Vermilion's North American operations averaged 106,379 boe/d in Q2 2025, an increase of 44% from the previous quarter primarily due to a full quarter of contribution from the acquired Westbrick assets following the close of the transaction in February 2025, as well as new production brought online in the Montney in the quarter.

In Q2 2025, Vermilion completed five (5.0 net) and brought on production eleven (11.0 net) Montney liquids-rich shale gas wells. In the Deep Basin, the Company drilled four (3.4 net), completed three (2.4 net), and brought on production three (2.4 net) liquids-rich conventional natural gas wells. Vermilion did not have an active drilling program in Saskatchewan or the United States as these assets were marketed for sale, and definitive agreements to sell both assets were announced in Q2 2025. In the United States, four (1.4 net) non-operated light and medium crude oil wells were brought on production.

Vermilion Energy Inc. ■ Page 24 ■ 2025 Second Quarter Report

Sales

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	212,369	25.67	105,762	30.60	378,633	27.85	206,650	30.80
Discontinued operations:
Canada	64,766	66.51	83,873	84.12	138,901	72.00	158,030	78.22
United States	25,548	59.07	42,415	77.12	51,566	64.78	80,626	73.80
Total discontinued operations	90,314	64.23	126,288	81.63	190,467	69.89	238,656	76.67
North America	302,683	31.27	232,050	46.37	569,100	34.87	445,306	45.33

Sales in North America increased for the three and six months ended June 30, 2025 compared to the prior year primarily due to increased production in Alberta from the Westbrick acquisition, and in British Columbia with fifteen Mica Montney wells brought online in 2024 and twelve in the first six months of 2025, partially offset by decreased production in the United States due to lower capital allocation. Sales decreased on a per boe basis for the three months ended June 30, 2025 primarily on decreased North American crude pricing. Sales decreased for the six months ended June 30, 2025 primarily on lower United States sales volumes coupled with decreased North American crude pricing.

Royalties

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Canada	(16,322)	(1.97)	(9,767)	(2.77)	(34,979)	(2.57)	(20,880)	(3.07)
Discontinued operations:
Canada	(9,664)	(9.92)	(12,399)	(12.44)	(21,596)	(11.19)	(23,841)	(11.80)
United States	(7,136)	(16.50)	(12,487)	(22.70)	(14,403)	(18.09)	(23,812)	(21.79)
Total discontinued operations	(16,800)	(11.95)	(24,886)	(16.09)	(35,999)	(13.21)	(47,653)	(15.31)
North America	(33,122)	(3.42)	(34,653)	(6.93)	(70,978)	(4.35)	(68,533)	(6.98)
Royalty rate (% of sales)
Canada	7.7%		9.2%		9.2%		10.1%
Discontinued operations	18.6%		19.7%		18.9%		20.0%

Royalties in North America remained fairly flat on a dollar basis for the three and six months ended June 30, 2025 compared to the same periods in the prior year primarily due to decreased United States crude production and lower realized liquids pricing. The decrease was partially offset by royalties on production from the Westbrick acquisition in Q1 2025 and sliding scale price decreases. Royalties decreased on a per unit basis for the three and six months ended June 30, 2025 primarily due to lower realized crude prices and the higher gas weighting in our production mix following the Westbrick acquisition, subject to lower royalty rates relative to liquids.

Transportation

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Canada	(22,899)	(2.77)	(10,627)	(3.02)	(39,194)	(2.88)	(18,664)	(2.74)
Discontinued operations:
Canada	(2,805)	(2.88)	(2,946)	(2.95)	(5,625)	(2.92)	(5,863)	(2.90)
United States	(194)	(0.45)	(551)	(1.00)	(319)	(0.40)	(930)	(0.85)
Total discontinued operations	(2,999)	(2.13)	(3,497)	(2.26)	(5,944)	(2.18)	(6,793)	(2.18)
North America	(25,898)	(2.68)	(14,124)	(2.82)	(45,138)	(2.77)	(25,457)	(2.59)

Transportation expense in North America increased on a dollar basis for the three and six months ended June 30, 2025 compared to the prior year comparable periods primarily due to transportation costs on acquired Westbrick assets. On a per boe basis, transportation expense decreased for the three months ended June 30, 2025, primarily due to lower per unit costs on acquired production and increased for the six months ended June 30, 2025 primarily due to higher pipeline fees in British Columbia.

Vermilion Energy Inc. ■ Page 25 ■ 2025 Second Quarter Report

Operating expense

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(62,460)	(7.55)	(41,421)	(11.77)	(105,401)	(7.75)	(75,223)	(11.06)
Discontinued operations:
Canada	(19,254)	(19.77)	(21,719)	(21.78)	(40,191)	(20.83)	(48,375)	(23.95)
United States	(6,565)	(15.18)	(6,346)	(11.54)	(13,507)	(16.97)	(14,560)	(13.33)
Total discontinued operations	(25,819)	(18.36)	(28,065)	(18.14)	(53,698)	(19.70)	(62,935)	(20.22)
North America	(88,279)	(9.12)	(69,486)	(13.89)	(159,099)	(9.75)	(138,158)	(14.06)

Operating expense in North America increased on a dollar basis for the three and six months ended June 30, 2025 compared to the prior year comparable period primarily due to the Westbrick acquisition, partially offset by lower downhole maintenance, lower trucking costs in British Columbia and lower wages and facility maintenance in Saskatchewan. Operating expense decreased on a per boe basis for the three and six months ended June 30, 2025, primarily due to lower per unit operating costs on increased production impacted by the Westbrick acquisition and new wells coming on stream.

Vermilion Energy Inc. ■ Page 26 ■ 2025 Second Quarter Report

International

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production (1)
Crude oil and condensate (bbls/d)	12,055	12,714	11,945	13,087
Natural gas (mmcf/d)	105.39	103.64	105.26	109.08
Total production volume (boe/d)	29,623	29,987	29,489	31,267
Total sales volume (boe/d)	27,911	29,271	28,286	32,149
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Sales	231,465	91.13	246,875	92.68	533,894	104.28	541,654	92.57
Royalties	(12,946)	(5.10)	(11,957)	(4.49)	(24,380)	(4.76)	(26,630)	(4.55)
Transportation	(10,713)	(4.22)	(11,193)	(4.20)	(22,659)	(4.43)	(22,822)	(3.90)
Operating	(60,546)	(23.84)	(70,744)	(26.56)	(131,503)	(25.69)	(151,383)	(25.87)
General and administration	(12,228)	(4.81)	(13,848)	(5.20)	(24,328)	(4.75)	(29,349)	(5.02)
Corporate income tax expense	(8,791)	(3.46)	(16,185)	(6.08)	(27,415)	(5.35)	(38,685)	(6.61)
PRRT	(755)	(0.30)	(3,638)	(1.37)	(3,773)	(0.74)	(14,421)	(2.46)
Fund flows from operations	125,486	49.40	119,310	44.78	299,836	58.56	258,364	44.16
Drilling and development	(53,197)		(47,830)		(89,851)		(93,619)
Exploration and evaluation	(4,251)		(1,260)		(18,906)		(9,404)
Free cash flow	68,038		70,220		191,079		155,341

Production from Vermilion's International operations averaged 29,623 boe/d in Q2 2025, an increase of 1% from the previous quarter due to new production in Germany and Croatia, partially offset by natural declines.

In Germany, Vermilion drilled, completed and brought on production two (2.0 net) light and medium crude oil wells. The Osterheide well (1.0 net) that was brought on production at the end of Q1 2025 produced approximately 1,100 boe/d in Q2 2025, driven by strong local demand. In Croatia, the Company drilled, completed and brought on production one (1.0 net) conventional natural gas well on the SA-10 block, which began producing through the existing facility in May 2025.

Sales

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Australia	20,853	108.85	32,787	131.06	51,685	117.62	107,613	131.08
France	54,481	85.94	83,656	112.22	115,543	94.53	172,652	112.75
Netherlands	28,188	82.74	30,541	74.19	71,074	101.18	65,507	73.01
Germany	44,804	89.80	29,157	78.76	98,139	100.31	60,341	75.83
Ireland	67,794	93.60	69,793	79.76	168,780	111.18	134,257	74.99
Central and Eastern Europe	15,345	101.95	941	85.04	28,673	110.59	1,284	83.42
International	231,465	91.13	246,875	92.68	533,894	104.28	541,654	92.57

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Australia	2,105	2,749	2,428	4,511
France	6,966	8,192	6,753	8,414
Germany	1,235	1,000	1,526	932
International	10,306	11,941	10,707	13,857

Vermilion Energy Inc. ■ Page 27 ■ 2025 Second Quarter Report

Sales decreased on a dollar and per boe basis for the three months ended June 30, 2025 compared to the prior year primarily due to the timing of inventory combined with slightly lower realized oil prices. For the six months ended June 30, 2025, sales decreased on a dollar basis and increased on a per boe basis compared to the prior year primarily due to the timing of inventory and downtime partially offset by higher realized sales prices on our European natural gas.

Royalties

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
France	(8,858)	(13.97)	(10,283)	(13.79)	(16,324)	(13.35)	(23,335)	(15.24)
Netherlands	-	-	-	-	(10)	(0.01)	(217)	(0.24)
Germany	(1,991)	(3.99)	(1,435)	(3.88)	(4,329)	(4.42)	(2,790)	(3.51)
Central and Eastern Europe	(2,097)	(13.93)	(239)	(21.60)	(3,717)	(14.34)	(288)	(18.71)
International	(12,946)	(5.10)	(11,957)	(4.49)	(24,380)	(4.76)	(26,630)	(4.55)
Royalty rate (% of sales)	5.6%		4.8%		4.6%		4.9%

Royalties in our International core region are primarily incurred in France, Germany, the Netherlands and Croatia, where royalties, depending on jurisdiction, include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties on a per boe basis increased for the three months and six months ended June 30, 2025, primarily due to higher sales volumes in Croatia, which carried higher associated royalty rates. Royalties increased on a dollar basis for the three months ended June 30, 2025 primarily due to higher production volumes in Croatia, partially offset by lower sales volumes in France. For the six months ended June 30, 2025, royalties decreased on a dollar basis primarily due to lower sales volumes in France, partially offset by higher sales volumes in Croatia and Germany.

Transportation

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
France	(5,982)	(9.44)	(6,401)	(8.59)	(11,460)	(9.38)	(11,764)	(7.68)
Germany	(2,440)	(4.89)	(2,386)	(6.45)	(6,709)	(6.86)	(5,578)	(7.01)
Ireland	(2,291)	(3.16)	(2,406)	(2.75)	(4,490)	(2.96)	(5,480)	(3.06)
International	(10,713)	(4.22)	(11,193)	(4.20)	(22,659)	(4.43)	(22,822)	(3.90)

Transportation expense for the three and six months ended June 30, 2025 remained relatively flat on a dollar basis compared to the prior year. On a per boe basis, transportation expense increased for the six months ended June 30, 2025 compared to the prior year primarily due to higher vessel costs in France.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Operating expense

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Australia	(10,208)	(53.29)	(14,174)	(56.66)	(25,193)	(57.33)	(40,960)	(49.89)
France	(17,091)	(26.96)	(14,606)	(19.59)	(33,134)	(27.11)	(36,046)	(23.54)
Netherlands	(7,927)	(23.27)	(10,709)	(26.01)	(17,535)	(24.96)	(21,319)	(23.76)
Germany	(10,609)	(21.26)	(14,430)	(38.98)	(25,786)	(26.36)	(25,191)	(31.66)
Ireland	(13,576)	(18.74)	(16,453)	(18.80)	(27,818)	(18.32)	(27,057)	(15.11)
Central and Eastern Europe	(1,135)	(7.54)	(372)	(33.62)	(2,037)	(7.86)	(810)	(52.62)
International	(60,546)	(23.84)	(70,744)	(26.56)	(131,503)	(25.69)	(151,383)	(25.87)

Operating expenses decreased on a dollar and per unit basis for the three months ended June 30, 2025, primarily due to a prior period gas processing fee recovery in Germany and lower sales volumes in Australia which has higher per unit costs. For the six months ended June 30, 2025, operating expenses decreased primarily due to lower sales volumes in Australia, higher gas gathering in the Netherlands and the timing of sales in France. On a per boe basis, operating expenses remained relatively flat for the six months ended June 30, 2025 compared to the prior year due to lower sales volumes in Australia and France, partially offset by fixed charges in Central and Eastern Europe and Germany.

Vermilion Energy Inc. ■ Page 28 ■ 2025 Second Quarter Report

Consolidated Financial Performance Review

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	443,834	41.04	352,637	57.62	912,527	48.76	748,304	59.57
Royalties	(29,268)	(2.71)	(21,724)	(3.55)	(59,359)	(3.17)	(47,510)	(3.78)
Transportation	(33,612)	(3.11)	(21,820)	(3.57)	(61,853)	(3.31)	(41,486)	(3.30)
Operating	(123,006)	(11.37)	(112,165)	(18.33)	(236,904)	(12.66)	(226,606)	(18.04)
General and administration	(23,937)	(2.21)	(20,262)	(3.31)	(53,725)	(2.87)	(37,700)	(3.00)
Corporate income tax expense	(11,116)	(1.03)	(12,080)	(1.97)	(30,175)	(1.61)	(37,719)	(3.00)
Petroleum resource rent tax	(755)	(0.07)	(3,638)	(0.59)	(3,773)	(0.20)	(14,421)	(1.15)
Interest expense	(37,691)	(3.49)	(21,062)	(3.44)	(70,670)	(3.78)	(39,454)	(3.14)
Equity based compensation	(5,692)	(0.53)	(14,361)	(2.35)	(5,692)	(0.30)	(14,361)	(1.14)
Realized gain on derivatives	47,699	4.41	46,017	7.52	58,818	3.14	266,632	21.23
Realized foreign exchange (loss) gain	(487)	(0.05)	2,267	0.37	2,012	0.11	4,138	0.33
Realized other expense	(653)	(0.06)	(655)	(0.11)	(15,119)	(0.81)	(472)	(0.04)
Fund flows from continuing operations	225,316	20.82	173,154	28.29	436,087	23.30	559,345	44.54
Equity based compensation	(1,286)		3,860		(7,217)		(1,658)
Unrealized gain (loss) on derivative instruments (1)	70,569		(125,789)		56,894		(314,533)
Unrealized foreign exchange gain (loss) (1)	6,002		2,344		(30,012)		(18,863)
Accretion	(17,716)		(16,146)		(33,517)		(32,050)
Depletion and depreciation	(165,761)		(131,826)		(314,044)		(280,003)
Deferred tax expense	(41,345)		(14,196)		(28,390)		(29,331)
Unrealized other expense (1)	(1,394)		(208)		(1,713)		(345)
Net earnings (loss) from continuing operations	74,385		(108,807)		78,088		(117,438)

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	90,314	64.23	126,288	81.63	190,467	69.89	238,656	76.67
Royalties	(16,800)	(11.95)	(24,886)	(16.09)	(35,999)	(13.21)	(47,653)	(15.31)
Transportation	(2,999)	(2.13)	(3,497)	(2.26)	(5,944)	(2.18)	(6,793)	(2.18)
Operating	(25,819)	(18.36)	(28,065)	(18.14)	(53,698)	(19.70)	(62,935)	(20.22)
General and administration	(10,334)	(7.35)	(6,275)	(4.06)	(15,206)	(5.58)	(12,540)	(4.03)
Corporate income tax expense	-	-	(16)	(0.01)	-	-	(19)	(0.01)
Fund flows from discontinued operations	34,362	24.44	63,549	41.07	79,620	29.22	108,716	34.92
Unrealized loss on derivative instruments (1)	(11,047)		-		(11,047)		-
Unrealized foreign exchange (loss) gain (1)	(552)		725		(437)		291
Accretion	(2,156)		(2,063)		(4,235)		(4,093)
Depletion and depreciation	(18,406)		(29,358)		(46,511)		(59,615)
Deferred tax recovery (expense)	62,342		(6,471)		58,403		(7,981)
Impairment expense	(372,386)		-		(372,386)		-
Net (loss) earnings from discontinued operations	(307,843)		26,382		(296,593)		37,318

Fund flows from operations	259,678	21.25	236,703	30.87	515,707	24.03	668,061	42.61

Net loss	(233,458)		(82,425)		(218,505)		(80,120)
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Fluctuations in fund flows from operations, including fund flows from continuing operations and fund flows from discontinued operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

Vermilion Energy Inc. ■ Page 29 ■ 2025 Second Quarter Report

General and administration

•	For the three months ended June 30, 2025, general and administration expense increased compared to the same period in the prior year due to restructuring costs incurred in Canada and higher short-term incentive plan payments. General and administration expense increased for the six months ended June 30, 2025 compared to the comparable period in 2024 primarily due to transaction costs related to the Westbrick acquisition and restructuring costs in Canada.

Equity based compensation

•	Equity based compensation included within funds flow from operations primarily relates to the settlement of withholding taxes on long-term incentives granted to directors, officers, and employees under security-based arrangements via cash, which were previously settled through the issuance and sale of shares from Treasury. Equity based compensation settled in cash decreased for the three and six months ended June 30, 2025 compared to the same periods in the prior year primarily due to the higher value of LTIP in the prior year.

PRRT and corporate income taxes

•	PRRT for the three and six months ended June 30, 2025 declined compared to the same periods in the prior year due to lower sales in Australia.
•	Corporate income taxes for the three and six months ended June 30, 2025 decreased compared to the prior year comparable periods due to lower revenues from the European business unit.

Interest expense

•	Interest expense for the three and six months ended June 30, 2025 increased due to higher debt levels driven by the issuance of the 2033 senior notes for US $400.0 million, the $450.0 million term loan, and draws on revolving credit facility. The increase was partially offset by the repayment of the US $300.0 million 2025 senior notes and the partial repayment of the term loan of $200.0 million.

Realized gain or loss on derivatives

•	For the three and six months ended June 30, 2025, we recorded realized gains on our natural gas and crude oil hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at June 30, 2025 is included in “Supplemental Table 2” of this MD&A.

Realized other income or expense

•	Realized other expense for the three months ended June 30, 2025 remained relatively flat compared to the prior year. For the six months ended June 30, 2025, realized other expense increased primarily related to an estimated provision recognized to satisfy work commitments.
Net earnings (loss)

Fluctuations in net earnings (loss) from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains or losses resulting from acquisition or disposition activity or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates included within net earnings (loss) and excluded from funds flow from operations relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three and six months ended June 30, 2025 versus the prior year primarily due to the cash settlement of previously share-based settled expenses at a higher value of LTIP in the prior year, and the lower value of LTIP awards outstanding in the current year.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

USD-to-CAD cross currency interest rate swaps and foreign exchange swaps may be entered into to manage the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

Vermilion Energy Inc. ■ Page 30 ■ 2025 Second Quarter Report

For the three months ended June 30, 2025, we recognized a net unrealized gain on derivative instruments of $59.5 million. This consists of unrealized gains of $42.0 million on our European natural gas commodity derivative instruments, $34.4 million on our North American gas commodity derivative instruments and $4.6 million on our USD-to-CAD foreign exchange swaps, partially offset by losses of $14.5 million on our Cross Currency Interest Rate Swaps, $6.4 million on our equity swaps, and $0.6 million on our crude oil and liquids commodity derivative instruments.

For the six months ended June 30, 2025, we recognized a net unrealized gain on derivative instruments of $56.9 million. This consists of unrealized gains of $92.4 million on our European natural gas commodity derivative instruments and $6.1 million on our USD-to-CAD foreign exchange swaps, partially offset by an unrealized loss of $19.3 million on our North American gas commodity derivative instruments, $15.6 million on our Cross Currency Interest Rate Swaps, $13.4 million on our equity swaps and $4.4 million on our crude oil and liquids commodity derivative instruments.

A net unrealized loss on derivative instruments of $11.0 million was recorded for the three and six months ended June 30, 2025 relating to WTI swaps entered into by Vermilion on behalf of the purchaser of the Saskatchewan assets held for sale and were novated upon closing. These contracts are presented as liabilities held for sale at their fair value within discontinued operations and began maturing after June 30, 2025. The swaps have an average strike price of CAD $80/bbl with daily volume of 3,175 to 4,540 from Q3 2025 to Q2 2028.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2025, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro and US dollar denominated intercompany loans to and from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro and/or the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS Accounting Standards, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net loss reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2030 senior unsecured notes and USD denominated 2033 senior unsecured notes.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps.

For the three months ended June 30, 2025, we recognized a net unrealized foreign exchange gain of $5.5 million, primarily driven by the effects of the US dollar weakening 5.1% against the Canadian dollar on our US denominated debt, partially offset by the effects of the Euro strengthening 3.2% against the Canadian dollar on our Euro denominated loans. For the six months ended June 30, 2025, we recognized a net unrealized foreign exchange loss of $30.0 million, primarily driven by the effects of the Euro strengthening 7.3% against the Canadian dollar on our Euro denominated loans, partially offset by the impact of the US dollar weakening 5.2% against the Canadian dollar on our US denominated debt.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three and six months ended June 30, 2025, accretion remained relatively flat compared to the prior year comparable periods.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three and six months ended June 30, 2025 of $15.07 and $16.82 decreased from $21.02 and $21.67 in the same periods of the prior year primarily due to the increase in reserves acquired from the Westbrick assets. The decrease was partially offset by related increases to future development costs and the strengthening of the Euro against the Canadian dollar.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

Vermilion Energy Inc. ■ Page 31 ■ 2025 Second Quarter Report

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three and six months ended June 30, 2025, the Company recorded a net deferred tax recovery on continuing and discontinued operations compared to deferred tax expense in the same periods of 2024. The net deferred tax recovery in the current year was driven by the impairment recorded in Canada attributable to discontinued operations, and was partially offset by loss utilization on taxable income in Canada and Ireland. The deferred tax expense in the prior year was primarily driven by the derecognition of the deferred tax assets in Ireland.

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at June 30, 2025, we have a ratio of net debt to four quarter trailing fund flows from operations of 1.4.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Long-term debt	1,951,250	963,456
Adjusted working capital (1)	(540,502)	3,426
Unrealized FX on swapped USD borrowings	2,573	-
Net debt	1,413,321	966,882

Ratio of net debt to four quarter trailing fund flows from operations (2)	1.4	0.8
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. These figures include amounts for assets held for sale and liabilities associated with assets held for sale which represent the estimated cash proceeds from dispositions that closed subsequent to June 30, 2025.
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company’s ability to repay debt on a pro forma basis.

As at June 30, 2025, net debt increased to $1.4 billion (December 31, 2024 - $1.0 billion) due to the financing of the Westbrick acquisition in Q1 2025, which was partially offset by the disposition of the Saskatchewan and United States assets held for sale at June 30, 2025 and strong free cash flow generation from higher sales volumes, partially driven by the Westbrick acquisition and new wells brought on stream.

The ratio of net debt to four quarter trailing fund flows from operations as at June 30, 2025 increased to 1.4 (December 31, 2024 - 0.8) primarily due to higher net debt as a result of the Westbrick acquisition, partially offset by the inclusion of Westbrick's four quarter trailing fund flows from operations and strong free cash flow generation.

Vermilion Energy Inc. ■ Page 32 ■ 2025 Second Quarter Report

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Jun 30, 2025	Dec 31, 2024
Revolving credit facility	632,341	-
Term loan	245,756	-
2025 senior unsecured notes	-	398,275
2030 senior unsecured notes	536,642	565,181
2033 senior unsecured notes	536,511	-
Long-term debt	1,951,250	963,456

Revolving credit facility

As at June 30, 2025, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with terms and outstanding positions as follows:

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Total facility amount	1,350,000	1,350,000
Amount drawn	(632,341)	-
Letters of credit outstanding	(32,173)	(22,731)
Unutilized capacity	685,486	1,327,269

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. As at June 30, 2025, $632.3 million of the revolving credit facility was drawn.

On June 9, 2025, the maturity date of the syndicate facility was extended to May 25, 2029 (previously May 26, 2028). The total facility amount of $1.35 billion and aggregate amount available under the facility of $1.8 billion remain unchanged.

As at June 30, 2025, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Jun 30, 2025	Dec 31, 2024
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.45	0.72
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.65	-
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	11.57	16.59

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS Accounting Standards. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net loss before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at June 30, 2025 and December 31, 2024, Vermilion was in compliance with the above covenants.

Term Loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan does not require principal repayments prior to its May 26, 2028 maturity, is non-revolving, and is subject to the same financial covenants as Vermilion’s revolving credit facility. The Term Loan bears interest based on a reference rate plus an applicable margin.

Vermilion Energy Inc. ■ Page 33 ■ 2025 Second Quarter Report

During the second quarter of 2025, $200.0 million of the term loan was repaid. Subsequent to June 30, 2025, the term loan was repaid in full using proceeds from the sale of the Saskatchewan assets.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum and were paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 34 ■ 2025 Second Quarter Report

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
April 2022 to July 2022	Quarterly	$0.06
August 2022 to March 2023	Quarterly	$0.08
April 2023 to March 2024	Quarterly	$0.10
April 2024 onwards	Quarterly	$0.12
April 2025 onwards	Quarterly	$0.13

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount ($M)
Balance at January 1	154,344	3,918,898
Shares issued for acquisition	1,104	13,363
Vesting of equity based awards	439	16,091
Share-settled dividends on vested equity based awards	66	599
Repurchase of shares	(1,934)	(49,451)
Balance at June 30	154,019	3,899,500

As at June 30, 2025, there were approximately 3.9 million equity based compensation awards outstanding. As at August 7, 2025, there were approximately 153.8 million common shares issued and outstanding.

On July 9, 2025, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In the second quarter of 2025, Vermilion purchased 0.7 million common shares under the NCIB for total consideration of $6.3 million. The common shares purchased under the NCIB were cancelled.

Subsequent to June 30, 2025, Vermilion purchased and cancelled 0.2 million shares under the NCIB for total consideration of $2.6 million.

Contractual Obligations and Commitments

As at June 30, 2025, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (1) (2)	123,377	492,214	1,359,824	664,414	2,639,829
Lease obligations (3)	27,113	35,000	30,611	44,680	137,404
Processing and transportation agreements	85,902	112,874	148,358	814,891	1,162,025
Purchase obligations	31,032	10,691	332	368	42,423
Drilling and service agreements	34,150	24,012	-	-	58,162
Total contractual obligations and commitments	301,574	674,791	1,539,125	1,524,353	4,039,843
(1)	Includes interest on senior unsecured notes.
(2)	Includes the term loan, which was repaid subsequent to June 30, 2025.
(3)	Includes undiscounted IFRS 16 - Leases obligations of $83.8 million as at June 30, 2025, net of office subleases, surface lease rental commitments of $51.9 million and other of $1.7 million that are not considered leases under IFRS 16 and are not represented on the balance sheet.
(4)	Commitments denominated in foreign currencies have been translated using the related spot rates on June 30, 2025.

Vermilion Energy Inc. ■ Page 35 ■ 2025 Second Quarter Report

Asset Retirement Obligations

As at June 30, 2025, asset retirement obligations were $0.9 billion compared to $1.2 billion as at December 31, 2024. The decrease in asset retirement obligations is primarily attributable to changes in rates combined with the reclassification of liabilities associated with the United States and Saskatchewan dispositions, partially offset by the acquisition of Westbrick asset retirement obligations and the foreign exchange impact of the Euro strengthening against the Canadian dollar. The credit spread increased to 4.4% at June 30, 2025 compared to 2.6% at December 31, 2024 primarily due to a higher expected cost of borrowing.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Jun 30, 2025	Dec 31, 2024	Change
Credit spread added to below noted risk-free rates	4.4%	2.6%	1.8%
Country specific risk-free rate
Canada	3.6%	3.2%	0.4%
United States	4.9%	4.8%	0.1%
France	4.0%	3.7%	0.3%
Netherlands	3.0%	2.7%	0.3%
Germany	3.0%	2.6%	0.4%
Ireland	3.1%	2.8%	0.3%
Australia	4.4%	4.6%	(0.2) %
Central and Eastern Europe	4.8%	4.7%	0.1%

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.5% and 3.6% (as at December 31, 2024 - between 1.5% and 3.6%).

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2024 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the six months ended June 30, 2025. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Vermilion Energy Inc. ■ Page 36 ■ 2025 Second Quarter Report

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Westbrick Energy Ltd., which was acquired on February 26, 2025. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period.

The table below presents the summary financial information of Westbrick Energy Ltd. included in Vermilion's financial statements as at and for the three and six months ended June 30, 2025:

($M)	Balance at June 30, 2025
Non-current assets	1,252,737
Non-current liabilities	(190,427)
Net assets	1,062,310

($M)	Q2 2025	YTD 2025
Revenue	92,878	131,369
Net earnings	6,141	12,647

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at June 30, 2025 that would have a material impact on the Consolidated Interim Financial Statements.

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures"

In June 2023, the International Sustainability Standards Board (ISSB) issued its inaugural standards - IFRS S1 and IFRS S2.

The Canadian Sustainability Standards Board has released Canada-specific version of IFRS S1 and S2 as Canadian Sustainability Disclosure Standards 1 and 2. While Canadian securities regulators have not mandated these standards, they have referenced them as a useful voluntary disclosure framework for sustainability and climate-related disclosure, and noted that securities legislation already requires issuers to disclose material climate-related risks. Australia has mandated the Australian version of IFRS S2 as Australian Sustainability Reporting Standards 2 with mandatory disclosure anticipated for Vermilion in 2027. Vermilion is continuing to review the impact of the standards on its financial reporting.

IFRS 18 “Presentation and Disclosure in Financial Statements issued”

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements issued which will replace IAS 1 Presentation of Financial Statements. Retrospective application of the standard is mandatory for annual reporting periods starting from January 1, 2027 onwards with earlier application is permitted. Vermilion is assessing the impacts of the standard on its financial reporting.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings. As of June 30, 2025, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 37 ■ 2025 Second Quarter Report

Supplemental Table 1: Operating Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q2 2025			YTD 2025			Q2 2024	YTD 2024
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Continuing Operations
Canada
Sales	57.34	2.25	25.67	60.77	2.45	27.85	30.60	30.80
Royalties	(6.12)	(0.06)	(1.97)	(6.87)	(0.14)	(2.57)	(2.83)	(3.11)
Transportation	(4.90)	(0.32)	(2.77)	(5.19)	(0.32)	(2.88)	(3.07)	(2.78)
Operating	(16.85)	(0.66)	(7.55)	(16.83)	(0.69)	(7.75)	(11.98)	(11.21)
Operating netback	29.47	1.21	13.38	31.88	1.30	14.65	12.72	13.70
General and administration			(1.42)			(2.16)	(1.86)	(1.24)
Corporate income taxes ($/boe)			(0.28)			(0.20)	1.19	0.14
Fund flows from operations ($/boe)			11.68			12.29	12.05	12.60

France
Sales	85.94	-	85.94	94.53	-	94.53	112.22	112.75
Royalties	(13.97)	-	(13.97)	(13.35)	-	(13.35)	(13.79)	(15.24)
Transportation	(9.44)	-	(9.44)	(9.38)	-	(9.38)	(8.59)	(7.68)
Operating	(26.96)	-	(26.96)	(27.11)	-	(27.11)	(19.59)	(23.54)
Operating netback	35.57	-	35.57	44.69	-	44.69	70.25	66.29
General and administration			(4.57)			(5.32)	(5.11)	(5.87)
Current income taxes			0.64			(0.06)	(7.99)	(7.69)
Fund flows from operations ($/boe)			31.64			39.31	57.15	52.73

Netherlands
Sales	60.99	13.82	82.74	83.84	16.89	101.18	74.19	73.01
Royalties	-	-	-	-	-	(0.01)	-	(0.24)
Operating	(25.10)	(3.88)	(23.27)	(28.11)	(4.16)	(24.96)	(26.01)	(23.76)
Operating netback	35.89	9.94	59.47	55.73	12.73	76.21	48.18	49.01
General and administration			(4.49)			(4.06)	(4.31)	(4.14)
Current income taxes			(7.31)			(19.68)	(19.09)	(21.03)
Fund flows from operations ($/boe)			47.67			52.47	24.78	23.84

Germany
Sales	88.45	15.03	89.80	97.64	16.89	100.31	78.76	75.83
Royalties	(3.26)	(0.70)	(3.99)	(2.86)	(0.84)	(4.42)	(3.88)	(3.51)
Transportation	(11.82)	(0.48)	(4.89)	(15.22)	(0.59)	(6.86)	(6.45)	(7.01)
Operating	(20.77)	(3.57)	(21.26)	(25.21)	(4.47)	(26.36)	(38.98)	(31.66)
Operating netback	52.60	10.28	59.66	54.35	10.99	62.67	29.45	33.65
General and administration			(7.42)			(6.93)	(8.27)	(7.08)
Current income taxes			(8.28)			(10.49)	(4.60)	(7.64)
Fund flows from operations ($/boe)			43.96			45.25	16.58	18.93

Ireland
Sales	-	15.60	93.60	-	18.52	111.18	79.76	74.99
Transportation	-	(0.53)	(3.16)	-	(0.49)	(2.96)	(2.75)	(3.06)
Operating	-	(3.12)	(18.74)	-	(3.05)	(18.32)	(18.80)	(15.11)
Operating netback	-	11.95	71.70	-	14.98	89.90	58.21	56.82
General and administration			(1.75)			(1.94)	(1.67)	(2.03)
Current income taxes			(0.43)			(0.33)	(0.36)	(0.43)
Fund flows from operations ($/boe)			69.52			87.63	56.18	54.36

Vermilion Energy Inc. ■ Page 38 ■ 2025 Second Quarter Report

	Q2 2025			YTD 2025			Q2 2024	YTD 2024
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Australia
Sales	108.85	-	108.85	117.62	-	117.62	131.06	131.08
Operating	(53.29)	-	(53.29)	(57.33)	-	(57.33)	(56.66)	(49.89)
PRRT (1)	(3.94)	-	(3.94)	(8.59)	-	(8.59)	(14.54)	(17.57)
Operating netback	51.62	-	51.62	51.70	-	51.70	59.86	63.62
General and administration			(8.75)			(6.52)	(8.01)	(4.56)
Current income taxes			(2.16)			(1.27)	(1.40)	(1.45)
Fund flows from operations ($/boe)			40.71			43.91	50.45	57.61

Central and Eastern Europe
Sales	46.82	17.01	101.95	63.74	18.45	110.59	85.04	83.42
Royalties	(3.34)	(2.33)	(13.93)	(2.20)	(2.39)	(14.34)	(21.60)	(18.71)
Operating	-	(1.26)	(7.54)	-	(1.31)	(7.86)	(33.62)	(52.62)
Operating netback	43.48	13.42	80.48	61.54	14.75	88.39	29.82	12.09
General and administration			(7.65)			(9.15)	(156.98)	(235.90)
Current income taxes			(12.30)			(8.46)	-	-
Fund flows from operations ($/boe)			60.53			70.78	(127.16)	(223.81)

Discontinued Operations
United States
Sales	71.40	1.85	59.07	77.83	3.09	64.78	77.12	73.80
Royalties	(19.92)	(0.54)	(16.50)	(21.73)	(0.87)	(18.09)	(22.70)	(21.79)
Transportation	(0.56)	-	(0.45)	(0.51)	-	(0.40)	(1.00)	(0.85)
Operating	(18.32)	(0.50)	(15.18)	(20.45)	(0.77)	(16.97)	(11.54)	(13.33)
Operating netback	32.60	0.81	26.94	35.14	1.45	29.32	41.88	37.83
General and administration			(5.36)			(5.27)	(5.95)	(5.99)
Fund flows from operations ($/boe)			21.58			24.05	35.93	31.84

Canada - Saskatchewan
Sales	77.11	1.62	66.51	82.93	1.89	72.00	84.12	78.22
Royalties	(11.48)	(0.27)	(9.92)	(14.50)	1.19	(11.19)	(12.44)	(11.80)
Transportation	(3.12)	(0.26)	(2.88)	(3.15)	(0.27)	(2.92)	(2.95)	(2.90)
Operating	(22.99)	(0.42)	(19.77)	(24.10)	(0.45)	(20.83)	(21.78)	(23.95)
Operating netback	39.52	0.67	33.94	41.18	2.36	37.06	46.95	39.57
General and administration			(8.23)			(5.71)	(3.01)	(2.97)
Fund flows from operations ($/boe)			25.71			31.35	43.94	36.60

Total Company
Sales	69.28	4.88	43.71	76.05	6.09	51.45	62.46	62.97
Realized hedging gain	5.08	0.54	3.90	2.96	0.44	2.74	6.00	17.01
Royalties	(8.97)	(0.14)	(3.77)	(10.02)	(0.18)	(4.45)	(6.08)	(6.07)
Transportation	(4.91)	(0.32)	(3.00)	(5.17)	(0.33)	(3.16)	(3.30)	(3.08)
Operating	(19.26)	(1.36)	(12.18)	(20.14)	(1.60)	(13.55)	(18.29)	(18.47)
PRRT (2)	(0.17)	-	(0.06)	(0.47)	-	(0.18)	(0.47)	(0.92)
Operating netback	41.05	3.60	28.60	43.21	4.42	32.85	40.32	51.44
General and administration			(2.80)			(3.22)	(3.46)	(3.21)
Interest expense			(3.08)			(3.30)	(2.75)	(2.52)
Equity based compensation			(0.47)			(0.27)	(1.87)	(0.92)
Realized foreign exchange (loss) gain			(0.04)			0.09	0.30	0.26
Other expense			(0.05)			(0.71)	(0.09)	(0.03)
Corporate income taxes			(0.91)			(1.41)	(1.58)	(2.41)
Fund flows from operations ($/boe)			21.25			24.03	30.87	42.61
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 39 ■ 2025 Second Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at June 30, 2025:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
AECO
Q3 2025	mcf	CAD	42,652	2.04	42,652	3.09	-	-	127,955	2.77	-	-
Q4 2025	mcf	CAD	44,223	2.64	44,223	3.72	-	-	98,104	3.17	-	-
Q1 2026	mcf	CAD	45,021	2.93	45,021	4.02	-	-	120,847	3.38	-	-
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	132,694	3.30	-	-
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	132,694	3.30	-	-
Q4 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	107,557	3.33	-	-
Q1 2027	mcf	CAD	-	-	-	-	-	-	99,521	3.16	-	-
Q2 2027	mcf	CAD	-	-	-	-	-	-	90,043	3.13	-	-
Q3 2027	mcf	CAD	-	-	-	-	-	-	90,043	3.13	-	-
Q4 2027	mcf	CAD	-	-	-	-	-	-	90,043	3.13	-	-
AECO Basis (AECO less NYMEX Henry Hub)
Q3 2025	mcf	USD	-	-	-	-	-	-	10,000	(1.15)	-	-
Q4 2025	mcf	USD	-	-	-	-	-	-	10,000	(1.15)	-	-
NYMEX Henry Hub
Q3 2025	mcf	USD	24,000	3.50	24,000	4.49	-	-	10,000	3.19	-	-
Q4 2025	mcf	USD	24,000	3.50	24,000	4.49	-	-	10,000	3.19	-	-
Q1 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q2 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q1 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q2 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q3 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q4 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q1 2028	mcf	USD	-	-	9,538	6.50	-	-	6,813	6.00	-	-
Q2 2028	mcf	USD	-	-	14,000	6.50	-	-	10,000	6.00	-	-
Q3 2028	mcf	USD	-	-	14,000	6.50	-	-	10,000	6.00	-	-
Q4 2028	mcf	USD	-	-	14,000	6.50	-	-	10,000	6.00	-	-
TTF
Q3 2025	mcf	EUR	22,111	8.31	22,111	12.88	22,111	4.01	27,024	12.81	-	-
Q4 2025	mcf	EUR	31,938	8.05	31,938	12.50	31,938	3.67	23,339	11.78	-	-
Q1 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	23,339	11.78	-	-
Q2 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	20,882	9.77	-	-
Q3 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	20,882	9.77	-	-
Q4 2026	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	7,370	9.35	-	-
Q1 2027	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	9,827	9.87	-	-
Q2 2027	mcf	EUR	-	-	-	-	-	-	2,457	11.43	-	-
Q3 2027	mcf	EUR	-	-	-	-	-	-	2,457	11.43	-	-
Q4 2027	mcf	EUR	-	-	-	-	-	-	2,457	11.43	-	-
Buy TTF, Sell NBP Basis
Q3 2025	mcf	EUR	-	-	-	-	-	-	23,885	(0.47)	-	-
THE
Q3 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-

Vermilion Energy Inc. ■ Page 40 ■ 2025 Second Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q3 2025	bbl	USD	-	-	-	-	-	-	2,500	74.34	-	-
WTI
Q3 2025	bbl	USD	8,750	63.02	8,750	68.14	8,750	55.02	5,500	70.49	256	57.98
Q4 2025	bbl	USD	15,000	60.41	15,000	68.30	15,000	49.83	-	-	256	57.98
Q1 2026	bbl	USD	10,000	60.10	10,000	68.02	10,000	48.05	-	-	500	62.27
Q2 2026	bbl	USD	7,500	62.97	7,500	70.92	7,500	50.00	-	-	500	62.27
Q3 2026	bbl	USD	7,500	62.97	7,500	70.92	7,500	50.00	-	-	-	-
Q4 2026	bbl	USD	7,500	62.97	7,500	70.92	7,500	50.00	-	-	-	-
MSW-WTI Differential
Q3 2025	bbl	USD	-	-	-	-	-	-	1,000	(3.45)	-	-
C5-WTI Differential
Q3 2025	bbl	USD	-	-	-	-	-	-	2,000	(0.60)	-	-
Conway
Q3 2025	bbl	USD	-	-	-	-	-	-	2,500	32.23	-	-
Q4 2025	bbl	USD	-	-	-	-	-	-	2,000	32.42	-	-
Q1 2026	bbl	USD	-	-	-	-	-	-	1,000	31.13	-	-
Q2 2026	bbl	USD	-	-	-	-	-	-	1,000	31.13	-	-
(1)	This table is exclusive of WTI swaps entered into by Vermilion on behalf of the purchaser of the Saskatchewan assets held for sale and were novated upon closing. These contracts are presented as liabilities held for sale at their fair value within discontinued operations and began maturing after June 30, 2025. The swaps have an average strike price of CAD $80/bbl with daily volume of 3,175 to 4,540 from Q3 2025 to Q2 2028.

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2027	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2027	22.4587	CAD	1,500,000

Foreign Exchange		Period	Monthly Bought Put Amount		Weighted Average Bought Put Price	Monthly Sold Call Amount		Weighted Average Sold Call Price	Monthly Sold Swap Amount	Weighted Average Sold Swap Price
Collar	Sell USD, Buy CAD	Jul 2025 - Dec 2025	12,500,000	USD	1.3637	12,500,000	USD	1.4133	-	-

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Feb 2033	250,000,000	USD	7.250%	357,870,000	CAD	6.099%
Swap	June 2025 - July 2025	438,447,400	USD	SOFR + 2.350%	600,000,000	CAD	CORRA + 2.218

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
Oct 2025 - Dec 2025	bbl	USD	30-Sep-2025	-	-	-	-	-	-	3,000	65.00
Jan 2026 - Jun 2026	bbl	USD	31-Dec-2025	-	-	-	-	-	-	2,000	65.00
Jan 2026 - Dec 2026	bbl	USD	31-Dec-2025	-	-	-	-	-	-	1,000	65.00
Jul 2026 - Dec 2026	bbl	USD	30-Jun-2026	-	-	-	-	-	-	1,000	70.00
TTF
Jan 2026 - Dec 2026	mcf	EUR	31-Dec-2025	-	-	-	-	-	-	4,913	13.19
Jan 2027 - Dec 2027	mcf	EUR	30-Jun-2026	-	-	-	-	-	-	2,457	10.26
Jan 2027 - Dec 2027	mcf	EUR	31-Dec-2026	-	-	-	-	-	-	4,913	10.26

Vermilion Energy Inc. ■ Page 41 ■ 2025 Second Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Capital expenditures	115,489	110,610	297,608	301,052

Acquisitions ($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Acquisitions, net of cash acquired	1,591	5,450	1,086,047	5,829
Shares issued for acquisition	-	-	13,363	-
Acquisition of securities	-	-	-	9,373
Acquired working capital deficit	-	-	23,179	-
Acquisitions	1,591	5,450	1,122,589	15,202

By category ($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Drilling, completion, new well equip and tie-in, workovers and recompletions	74,185	39,436	191,881	177,497
Production equipment and facilities	37,960	62,648	93,260	111,129
Seismic, studies, land and other	3,344	8,526	12,467	12,426
Capital expenditures	115,489	110,610	297,608	301,052
Acquisitions	1,591	5,450	1,122,589	15,202
Total capital expenditures and acquisitions	117,080	116,060	1,420,197	316,254

Capital expenditures by country ($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Canada	45,211	43,594	165,363	161,447
France	10,246	11,389	17,002	22,404
Netherlands	13,873	4,033	21,620	8,631
Germany	18,087	21,897	43,322	45,925
Ireland	817	356	1,145	3,449
Australia	8,755	8,809	18,457	14,980
Central and Eastern Europe	5,670	2,606	7,211	7,634
Capital expenditures on continuing operations	102,659	92,684	274,120	264,470

Canada	5,374	15,613	10,865	22,042
United States	7,456	2,313	12,623	14,540
Capital expenditures on discontinued operations	12,830	17,926	23,488	36,582
Capital expenditures	115,489	110,610	297,608	301,052

Acquisitions by country ($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Canada	1,591	5,450	1,122,589	15,202
Acquisitions	1,591	5,450	1,122,589	15,202

Vermilion Energy Inc. ■ Page 42 ■ 2025 Second Quarter Report

Supplemental Table 4: Production

	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,812	4,136	4,102	4,844	4,288	3,252	3,294	3,572	869	2,768	3,201	2,821
Condensate (1) (bbls/d)	8,366	5,768	3,546	3,338	3,595	3,815	3,696	4,046	3,194	4,459	4,087	3,847
Other NGLs (1) (bbls/d)	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215	5,871	5,190	5,786
NGLs (bbls/d)	19,438	13,463	8,526	9,053	8,969	9,015	9,086	9,379	7,409	10,330	9,277	9,633
Conventional natural gas (mmcf/d)	394.06	249.02	151.64	148.37	148.37	140.93	148.20	150.97	141.80	148.30	133.77	130.57
Total (boe/d)	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912	37,813	34,772	34,212

France
Light and medium crude oil (bbls/d)	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578	7,788	7,578	7,247	6,818
Total (boe/d)	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578	7,788	7,578	7,247	6,818

Netherlands
Condensate (1) (bbls/d)	35	34	44	39	51	165	119	39	61	66	49	74
NGLs (bbls/d)	35	34	44	39	51	165	119	39	61	66	49	74
Conventional natural gas (mmcf/d)	22.25	23.91	24.20	25.06	26.84	31.02	32.06	24.32	27.28	29.07	27.41	29.15
Total (boe/d)	3,744	4,020	4,078	4,216	4,524	5,336	5,462	4,091	4,607	4,910	4,617	4,933

Germany
Light and medium crude oil (bbls/d)	1,731	1,512	1,596	1,598	1,698	1,722	1,775	1,713	1,715	1,410	1,481	1,764
Conventional natural gas (mmcf/d)	25.49	21.05	21.71	21.41	18.41	22.87	19.62	20.29	22.05	25.85	25.86	26.54
Total (boe/d)	5,979	5,020	5,215	5,167	4,766	5,533	5,046	5,095	5,391	5,717	5,791	6,187

Ireland
Conventional natural gas (mmcf/d)	47.75	52.92	55.32	59.06	57.70	60.34	64.04	47.96	67.51	24.58	26.04	25.74
Total (boe/d)	7,959	8,820	9,220	9,844	9,616	10,057	10,673	7,993	11,251	4,096	4,340	4,290

Australia
Light and medium crude oil (bbls/d)	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204	-	-	4,847	4,763
Total (boe/d)	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204	-	-	4,847	4,763

Central and Eastern Europe
Conventional natural gas (mmcf/d)	9.90	7.24	11.21	11.13	0.69	0.29	0.54	0.05	0.30	0.64	0.67	0.63
Total (boe/d)	1,654	1,208	1,869	1,855	122	48	90	8	50	107	111	104

Vermilion Energy Inc. ■ Page 43 ■ 2025 Second Quarter Report

	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22
Discontinued Operations
United States
Light and medium crude oil (bbls/d)	2,977	2,261	2,449	2,909	3,817	3,483	3,187	4,404	3,349	2,824	3,282	2,824
Condensate (1) (bbls/d)	12	19	34	12	27	29	27	15	22	20	36	35
Other NGLs (1) (bbls/d)	792	795	848	1,064	988	1,078	1,131	1,124	1,025	1,020	1,218	1,031
NGLs (bbls/d)	804	814	882	1,076	1,015	1,107	1,158	1,139	1,047	1,040	1,254	1,066
Conventional natural gas (mmcf/d)	5.83	5.78	5.88	7.08	7.27	8.23	7.49	7.25	7.23	7.14	7.45	7.03
Total (boe/d)	4,752	4,039	4,311	5,164	6,044	5,962	5,593	6,751	5,601	5,055	5,779	5,062

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	7,961	8,039	7,512	7,682	8,180	8,397	8,320	8,482	12,032	13,906	14,247	14,014
Condensate (1) (bbls/d)	266	328	182	260	258	260	338	364	312	260	438	357
Other NGLs (1) (bbls/d)	792	677	784	768	834	768	891	887	1,298	1,004	1,089	1,084
NGLs (bbls/d)	1,058	1,005	966	1,028	1,092	1,028	1,229	1,251	1,610	1,264	1,527	1,441
Conventional natural gas (mmcf/d)	10.09	9.44	9.63	8.62	10.11	10.91	11.96	12.97	17.46	12.04	13.04	14.47
Total (boe/d)	10,701	10,617	10,084	10,147	10,956	11,244	11,542	11,894	16,552	17,178	17,948	17,868

Consolidated
Light and medium crude oil (bbls/d)	28,768	26,235	26,521	26,188	28,948	28,426	28,685	26,952	25,753	28,485	34,305	33,003
Condensate (1) (bbls/d)	8,681	6,151	3,806	3,649	3,931	4,269	4,180	4,463	3,589	4,805	4,610	4,312
Other NGLs (1) (bbls/d)	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538	7,896	7,497	7,901
NGLs (bbls/d)	21,337	15,318	10,418	11,196	11,127	11,315	11,592	11,807	10,127	12,701	12,107	12,213
Conventional natural gas (mmcf/d)	515.38	369.36	279.59	280.73	269.39	274.59	283.91	263.80	283.63	247.61	234.23	234.12
Total (boe/d)	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727	83,152	82,455	85,450	84,237

	YTD 2025	2024	2023	2022	2021	2020
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	4,979	4,124	558	2,713	2,136	2,809
Condensate (1) (bbls/d)	7,075	3,573	3,761	4,280	4,475	4,515
Other NGLs (1) (bbls/d)	9,393	5,317	4,981	5,772	5,857	6,150
NGLs (bbls/d)	16,468	8,890	8,742	10,052	10,332	10,665
Conventional natural gas (mmcf/d)	321.94	147.35	144.26	130.44	122.90	131.22
Total (boe/d)	75,103	37,570	33,344	34,505	32,951	35,345

France
Light and medium crude oil (bbls/d)	6,819	7,188	7,584	7,639	8,799	8,903
Total (boe/d)	6,819	7,188	7,584	7,639	8,799	8,903

Netherlands
Light and medium crude oil (bbls/d)	-	-	-	-	3	1
Condensate (1) (bbls/d)	34	75	71	66	97	88
NGLs (bbls/d)	34	75	71	66	97	88
Conventional natural gas (mmcf/d)	23.08	26.77	28.18	32.66	43.40	46.16
Total (boe/d)	3,881	4,536	4,768	5,510	7,334	7,782

Germany
Light and medium crude oil (bbls/d)	1,622	1,653	1,654	1,435	1,044	968
Conventional natural gas (mmcf/d)	23.28	21.10	21.93	26.18	15.81	12.65
Total (boe/d)	5,502	5,170	5,310	5,798	3,679	3,076

Ireland
Conventional natural gas (mmcf/d)	50.32	58.10	51.12	27.48	29.25	37.44
Total (boe/d)	8,387	9,683	8,520	4,579	4,875	6,240

Vermilion Energy Inc. ■ Page 44 ■ 2025 Second Quarter Report

	YTD 2025	2024	2023	2022	2021	2020
Australia
Light and medium crude oil (bbls/d)	3,468	3,446	1,492	3,995	3,810	4,416
Total (boe/d)	3,468	3,446	1,492	3,995	3,810	4,416

Central and Eastern Europe
Conventional natural gas (mmcf/d)	8.58	5.86	0.38	0.57	0.31	1.90
Total (boe/d)	1,432	978	63	95	51	317

Discontinued Operations
United States
Light and medium crude oil (bbls/d)	2,621	3,162	3,445	2,908	2,597	3,046
Condensate (1) (bbls/d)	15	25	21	34	8	5
Other NGLs (1) (bbls/d)	794	994	1,076	1,066	1,146	1,218
NGLs (bbls/d)	809	1,019	1,097	1,100	1,154	1,223
Conventional natural gas (mmcf/d)	5.81	7.11	7.28	7.20	6.84	7.47
Total (boe/d)	4,398	5,367	5,754	5,207	4,890	5,514

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	8,000	7,941	12,735	14,117	14,818	18,297
Condensate (1) (bbls/d)	298	240	405	341	356	371
Other NGLs (1) (bbls/d)	734	789	1,239	1,123	1,322	1,569
NGLs (bbls/d)	1,032	1,029	1,644	1,464	1,678	1,940
Conventional natural gas (mmcf/d)	9.77	9.81	16.68	13.66	15.13	20.16
Total (boe/d)	10,659	10,605	17,159	17,859	19,017	23,597

Consolidated
Light and medium crude oil (bbls/d)	27,509	27,514	27,469	32,809	33,208	38,441
Condensate (1) (bbls/d)	7,424	3,913	4,258	4,721	4,936	4,980
Other NGLs (1) (bbls/d)	10,921	7,100	7,296	7,961	8,325	8,937
NGLs (bbls/d)	18,345	11,013	11,554	12,682	13,261	13,917
Conventional natural gas (mmcf/d)	442.78	276.10	269.83	238.18	233.64	256.99
Total (boe/d)	119,649	84,543	83,994	85,187	85,408	95,190

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 45 ■ 2025 Second Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22
Continuing operations:
North America
Crude oil and condensate (bbls/d)	14,178	9,904	7,648	8,182	7,883	7,067	6,990	7,618	4,063	7,227	7,288	6,668
NGLs (bbls/d)	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215	5,871	5,190	5,786
Natural gas (mmcf/d)	394.06	249.02	151.64	148.37	148.37	140.93	148.20	150.97	141.80	148.30	133.77	130.57
Total (boe/d)	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912	37,813	34,772	34,212
International
Crude oil and condensate (bbls/d)	12,055	11,835	12,502	10,792	12,714	13,459	14,004	10,534	9,564	9,054	13,624	13,419
Natural gas (mmcf/d)	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61	117.14	80.13	79.97	82.05
Total (boe/d)	29,623	29,355	31,243	30,237	29,987	32,546	33,381	25,969	29,087	22,408	26,953	27,095
Discontinued operations:
North America
Crude oil and condensate (bbls/d)	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265	15,715	17,010	18,003	17,230
NGLs (bbls/d)	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011	2,323	2,024	2,307	2,115
Natural gas (mmcf/d)	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22	24.69	19.18	20.49	21.50
Total (boe/d)	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645	22,153	22,233	23,727	22,930
Consolidated
Crude oil and condensate (bbls/d)	37,449	32,386	30,327	29,837	32,879	32,695	32,866	31,416	29,341	33,290	38,915	37,315
NGLs (bbls/d)	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538	7,896	7,497	7,901
Natural gas (mmcf/d)	515.38	369.36	279.59	280.73	269.39	274.59	283.92	263.80	283.63	247.61	234.23	234.12
Total (boe/d)	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727	83,152	82,455	85,450	84,237
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22
Continuing operations:
North America
Crude oil and condensate (bbls/d)	14,178	9,904	7,648	8,182	7,883	7,067	6,990	7,618	4,063	7,227	7,288	6,668
NGLs (bbls/d)	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215	5,871	5,190	5,786
Natural gas (mmcf/d)	394.06	249.02	151.64	148.37	148.37	140.93	148.20	150.97	141.80	148.30	133.77	130.57
Total (boe/d)	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912	37,813	34,772	34,212
International
Crude oil and condensate (bbls/d)	10,344	11,145	11,360	12,580	11,998	15,938	9,221	9,950	10,302	8,087	16,257	11,493
Natural gas (mmcf/d)	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61	117.14	80.13	79.97	82.05
Total (boe/d)	27,911	28,668	30,101	32,024	29,271	35,026	28,598	25,386	29,824	21,442	29,585	25,169
Discontinued operations:
North America
Crude oil and condensate (bbls/d)	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265	15,715	17,010	18,003	17,230
NGLs (bbls/d)	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011	2,323	2,024	2,307	2,115
Natural gas (mmcf/d)	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22	24.69	19.18	20.49	21.50
Total (boe/d)	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645	22,153	22,233	23,727	22,930
Consolidated
Crude oil and condensate (bbls/d)	35,738	31,698	29,185	31,624	32,163	35,174	28,083	30,833	30,080	32,324	41,547	35,391
NGLs (bbls/d)	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538	7,896	7,497	7,901
Natural gas (mmcf/d)	515.38	369.36	279.59	280.73	269.39	274.59	283.92	263.80	283.63	247.61	234.23	234.12
Total (boe/d)	134,290	102,427	82,394	85,960	84,258	87,985	82,814	82,144	83,889	81,489	88,083	82,312

Vermilion Energy Inc. ■ Page 46 ■ 2025 Second Quarter Report

Financial results

	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22
Continuing operations:
North America
Crude oil and condensate sales ($/bbl)	83.86	91.67	93.49	94.81	101.35	89.71	99.69	94.82	156.65	98.34	103.03	112.73
NGL sales ($/bbl)	23.37	29.75	27.76	25.96	27.93	31.21	30.77	27.34	26.83	34.06	38.29	44.03
Natural gas sales ($/mcf)	2.25	2.77	1.99	0.97	1.31	2.11	2.64	2.47	2.33	4.17	5.95	6.34
Sales ($/boe)	25.67	31.26	30.81	28.11	30.60	31.01	34.46	33.20	35.09	40.89	51.00	54.32
Royalties ($/boe)	(1.97)	(3.51)	(1.96)	(3.22)	(2.83)	(3.42)	(3.98)	(3.39)	(2.31)	(4.96)	(5.20)	(9.96)
Transportation ($/boe)	(2.77)	(3.06)	(3.42)	(3.46)	(3.07)	(2.47)	(2.56)	(2.04)	(1.43)	(2.56)	(2.55)	(2.06)
Operating ($/boe)	(7.55)	(8.07)	(11.10)	(8.88)	(11.98)	(10.39)	(9.47)	(11.12)	(7.80)	(9.08)	(7.82)	(7.91)
General and administration ($/boe)	(1.42)	(3.33)	(2.01)	(0.81)	(1.86)	(1.71)	1.49	(0.12)	0.34	(1.31)	0.36	(2.28)
Corporate income taxes ($/boe)	(0.28)	(0.08)	0.60	(0.47)	1.19	(0.97)	0.34	(0.01)	(0.17)	(0.19)	(0.22)	(0.05)
Fund flows from operations ($/boe)	11.68	13.21	12.92	11.27	12.05	12.05	20.28	16.52	23.72	22.79	35.57	32.06

Fund flows from operations	96,654	70,248	45,006	40,046	41,638	39,214	69,202	57,957	68,895	77,559	113,783	100,895
Drilling and development	(45,211)	(121,851)	(85,682)	(54,522)	(43,594)	(110,864)	(40,674)	(39,245)	(53,352)	(86,886)	(84,677)	(48,957)
Free cash flow	51,443	(51,603)	(40,676)	(14,476)	(1,956)	(71,650)	28,528	18,712	15,543	(9,327)	29,106	51,938

International
Crude oil and condensate sales ($/bbl)	90.82	108.97	110.31	114.16	116.24	119.68	123.77	114.26	100.23	107.57	128.02	140.09
Natural gas sales ($/mcf)	15.22	20.41	18.11	14.55	12.72	11.63	16.92	13.34	14.58	24.69	39.54	58.55
Sales ($/boe)	91.13	117.22	109.27	97.85	92.68	92.48	108.70	93.46	91.89	132.84	177.23	254.86
Royalties ($/boe)	(5.10)	(4.43)	(5.38)	(4.16)	(4.49)	(4.60)	(3.41)	3.55	(7.43)	(13.39)	(6.38)	(7.21)
Transportation ($/boe)	(4.22)	(4.63)	(3.37)	(3.81)	(4.20)	(3.65)	(3.91)	(4.53)	(5.23)	(5.11)	(3.29)	(3.51)
Operating ($/boe)	(23.84)	(27.50)	(25.08)	(27.11)	(26.56)	(25.30)	(22.64)	(25.58)	(28.24)	(31.41)	(23.35)	(22.63)
General and administration ($/boe)	(4.81)	(4.69)	(6.21)	(5.56)	(5.20)	(4.86)	(9.18)	(7.37)	(7.58)	(7.52)	(5.09)	(3.34)
Corporate income taxes ($/boe)	(3.46)	(7.22)	(6.53)	(3.74)	(6.08)	(7.06)	(7.81)	(13.42)	(6.79)	(11.20)	(15.15)	(21.97)
PRRT ($/boe)	(0.30)	(1.17)	1.16	(0.17)	(1.37)	(3.38)	7.93	-	-	-	(1.85)	(1.96)
Fund flows from operations ($/boe)	49.40	67.58	63.86	53.30	44.78	43.63	69.68	46.11	36.62	64.21	122.12	194.24

Fund flows from operations	125,486	174,350	176,883	157,048	119,310	139,054	183,353	107,704	99,377	123,893	332,377	449,771
Drilling and development	(53,197)	(36,654)	(42,341)	(40,638)	(47,830)	(45,789)	(73,604)	(49,701)	(28,347)	(37,258)	(43,957)	(65,640)
Exploration and evaluation	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)	(6,235)	(2,775)	(1,492)	(11,456)	(6,137)
Free cash flow	68,038	123,041	110,388	113,950	70,220	85,121	99,170	51,768	68,255	85,143	276,964	377,994

Discontinued operations:
North America
Crude oil and condensate sales ($/bbl)	81.28	93.64	91.88	95.57	104.51	90.61	97.61	105.81	75.66	92.98	105.62	113.29
NGL sales ($/bbl)	33.83	47.63	37.41	35.94	46.43	46.90	45.49	33.84	34.03	46.92	50.88	53.73
Natural gas sales ($/mcf)	1.71	3.01	1.89	0.24	1.13	2.38	2.42	2.93	2.08	3.65	6.05	6.83
Sales ($/boe)	64.23	75.93	71.23	72.36	81.63	71.77	75.74	82.11	59.56	78.56	90.31	96.49
Royalties ($/boe)	(11.95)	(14.56)	(13.83)	(13.53)	(16.09)	(14.54)	(14.35)	(16.68)	(9.97)	(12.31)	(15.71)	(16.49)
Transportation ($/boe)	(2.13)	(2.23)	(2.04)	(2.26)	(2.26)	(2.11)	(2.18)	(2.18)	(1.76)	(2.24)	(2.23)	(2.32)
Operating ($/boe)	(18.36)	(21.14)	(23.72)	(19.44)	(18.14)	(22.27)	(15.89)	(14.08)	(18.59)	(22.65)	(21.84)	(23.08)
General and administration ($/boe)	(7.35)	(3.69)	(2.44)	(1.81)	(4.06)	(1.68)	(0.47)	(1.94)	(0.24)	(0.45)	(0.29)	0.23
Fund flows from operations ($/boe)	24.44	34.31	29.20	35.32	41.07	31.17	42.85	47.23	29.00	40.91	50.24	54.83

Fund flows from operations	34,362	45,258	38,656	49,747	63,549	48,813	67,564	81,003	58,451	81,876	109,660	115,684
Drilling and development	(12,830)	(8,959)	(48,482)	(23,649)	(17,926)	(25,645)	(18,030)	(30,458)	(82,371)	(29,184)	(29,215)	(63,281)
Free cash flow	21,532	36,299	(9,826)	26,098	45,623	23,168	49,534	50,545	(23,920)	52,692	80,445	52,403

Vermilion Energy Inc. ■ Page 47 ■ 2025 Second Quarter Report

	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22
Consolidated
Crude oil and condensate sales ($/bbl)	85.07	99.36	100.06	103.55	108.93	104.26	107.91	106.94	96.64	98.62	115.02	123.02
NGL sales ($/bbl)	24.68	31.56	29.38	27.49	31.61	34.16	33.38	27.77	28.11	36.23	39.93	44.64
Natural gas sales ($/mcf)	4.88	7.80	8.47	6.57	5.69	6.10	8.48	6.32	7.37	10.77	17.43	24.68
Sales ($/boe)	43.71	61.71	66.54	61.97	62.46	63.45	68.64	62.92	61.74	75.36	103.99	127.39
Royalties ($/boe)	(3.77)	(5.35)	(5.28)	(5.40)	(6.08)	(6.06)	(5.93)	(4.26)	(6.16)	(9.18)	(8.43)	(10.94)
Transportation ($/boe)	(3.00)	(3.38)	(3.16)	(3.38)	(3.30)	(2.87)	(2.95)	(2.84)	(2.87)	(3.14)	(2.71)	(2.57)
Operating ($/boe)	(12.18)	(15.38)	(18.41)	(17.55)	(18.29)	(18.65)	(15.35)	(16.26)	(17.91)	(18.66)	(16.81)	(16.64)
General and administration ($/boe)	(2.80)	(3.76)	(3.62)	(2.76)	(3.46)	(2.96)	(2.60)	(2.77)	(2.63)	(2.71)	(1.65)	(1.90)
Corporate income taxes ($/boe)	(0.91)	(2.07)	(2.11)	(1.61)	(1.58)	(3.20)	(2.57)	(7.05)	(7.04)	(5.96)	(32.68)	(6.74)
PRRT ($/boe)	(0.06)	(0.33)	0.43	(0.06)	(0.47)	(1.35)	2.74	-	-	-	(0.62)	(0.60)
Interest ($/boe)	(3.08)	(3.58)	(3.16)	(2.68)	(2.75)	(2.30)	(3.01)	(2.68)	(2.65)	(2.98)	(2.78)	(3.23)
Equity based compensation ($/boe)	(0.47)	-	-	-	(1.87)	-	-	-	-	-	-	-
Realized derivatives ($/boe)	3.90	1.21	3.80	6.31	6.00	27.55	10.33	9.74	8.86	1.95	(5.42)	(18.22)
Realized foreign exchange ($/boe)	(0.04)	0.27	0.32	0.15	0.30	0.23	(0.73)	0.28	0.48	(0.65)	2.33	(0.28)
Realized other ($/boe)	(0.05)	(1.57)	(0.68)	(0.21)	(0.09)	0.02	0.26	(1.32)	0.53	0.49	(0.14)	0.80
Fund flows from operations ($/boe)	21.25	27.77	34.67	34.78	30.87	53.86	48.83	35.76	32.35	34.52	35.08	67.07

Fund flows from operations	259,678	256,029	262,698	275,024	236,703	431,358	372,117	270,218	247,109	253,167	284,220	507,876
Drilling and development	(111,238)	(167,464)	(176,505)	(118,809)	(109,350)	(182,298)	(132,308)	(119,404)	(164,070)	(153,328)	(157,849)	(177,878)
Exploration and evaluation	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)	(6,235)	(2,775)	(1,492)	(11,456)	(6,137)
Free cash flow	144,189	73,910	62,039	153,755	126,093	240,916	229,230	144,579	80,264	98,347	114,915	323,861

Vermilion Energy Inc. ■ Page 48 ■ 2025 Second Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net loss, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	443,834	41.04	352,637	57.62	912,527	48.76	748,304	59.57
Royalties	(29,268)	(2.71)	(21,724)	(3.55)	(59,359)	(3.17)	(47,510)	(3.78)
Transportation	(33,612)	(3.11)	(21,820)	(3.57)	(61,853)	(3.31)	(41,486)	(3.30)
Operating	(123,006)	(11.37)	(112,165)	(18.33)	(236,904)	(12.66)	(226,606)	(18.04)
General and administration	(23,937)	(2.21)	(20,262)	(3.31)	(53,725)	(2.87)	(37,700)	(3.00)
Corporate income tax expense	(11,116)	(1.03)	(12,080)	(1.97)	(30,175)	(1.61)	(37,719)	(3.00)
Petroleum resource rent tax	(755)	(0.07)	(3,638)	(0.59)	(3,773)	(0.20)	(14,421)	(1.15)
Interest expense	(37,691)	(3.49)	(21,062)	(3.44)	(70,670)	(3.78)	(39,454)	(3.14)
Equity based compensation	(5,692)	(0.53)	(14,361)	(2.35)	(5,692)	(0.30)	(14,361)	(1.14)
Realized gain on derivatives	47,699	4.41	46,017	7.52	58,818	3.14	266,632	21.23
Realized foreign exchange (loss) gain	(487)	(0.05)	2,267	0.37	2,012	0.11	4,138	0.33
Realized other expense	(653)	(0.06)	(655)	(0.11)	(15,119)	(0.81)	(472)	(0.04)
Fund flows from continuing operations	225,316	20.82	173,154	28.29	436,087	23.30	559,345	44.54
Equity based compensation	(1,286)		3,860		(7,217)		(1,658)
Unrealized gain (loss) on derivative instruments (1)	70,569		(125,789)		56,894		(314,533)
Unrealized foreign exchange gain (loss) (1)	6,002		2,344		(30,012)		(18,863)
Accretion	(17,716)		(16,146)		(33,517)		(32,050)
Depletion and depreciation	(165,761)		(131,826)		(314,044)		(280,003)
Deferred tax expense	(41,345)		(14,196)		(28,390)		(29,331)
Unrealized other expense (1)	(1,394)		(208)		(1,713)		(345)
Net earnings (loss) from continuing operations	74,385		(108,807)		78,088		(117,438)

Vermilion Energy Inc. ■ Page 49 ■ 2025 Second Quarter Report

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	90,314	64.23	126,288	81.63	190,467	69.89	238,656	76.67
Royalties	(16,800)	(11.95)	(24,886)	(16.09)	(35,999)	(13.21)	(47,653)	(15.31)
Transportation	(2,999)	(2.13)	(3,497)	(2.26)	(5,944)	(2.18)	(6,793)	(2.18)
Operating	(25,819)	(18.36)	(28,065)	(18.14)	(53,698)	(19.70)	(62,935)	(20.22)
General and administration	(10,334)	(7.35)	(6,275)	(4.06)	(15,206)	(5.58)	(12,540)	(4.03)
Corporate income tax expense	-	-	(16)	(0.01)	-	-	(19)	(0.01)
Fund flows from discontinued operations	34,362	24.44	63,549	41.07	79,620	29.22	108,716	34.92
Unrealized loss on derivative instruments (1)	(11,047)		-		(11,047)		-
Unrealized foreign exchange (loss) gain (1)	(552)		725		(437)		291
Accretion	(2,156)		(2,063)		(4,235)		(4,093)
Depletion and depreciation	(18,406)		(29,358)		(46,511)		(59,615)
Deferred tax recovery (expense)	62,342		(6,471)		58,403		(7,981)
Impairment expense	(372,386)		-		(372,386)		-
Net (loss) earnings from discontinued operations	(307,843)		26,382		(296,593)		37,318

Fund flows from operations	259,678	21.25	236,703	30.87	515,707	24.03	668,061	42.61

Net loss	(233,458)		(82,425)		(218,505)		(80,120)
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Cash flows from operating activities	140,467	266,322	420,851	620,617
Changes in non-cash operating working capital	110,825	(41,364)	77,123	30,724
Asset retirement obligations settled	8,386	11,745	17,733	16,720
Fund flows from operations	259,678	236,703	515,707	668,061
Drilling and development	(111,238)	(109,350)	(278,702)	(291,648)
Exploration and evaluation	(4,251)	(1,260)	(18,906)	(9,404)
Free cash flow	144,189	126,093	218,099	367,009

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

Vermilion Energy Inc. ■ Page 50 ■ 2025 Second Quarter Report

($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Capital expenditures	115,489	110,610	297,608	301,052

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Dividends declared	20,022	18,981	40,065	38,164
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Asset retirement obligations settled	8,386	11,745	17,733	16,720
Payout	143,897	141,336	355,406	355,936
% of fund flows from operations	55%	60%	69%	53%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net loss before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Jun 30, 2025	Jun 30, 2024
Net loss	(185,124)	(825,947)
Taxes	(45,383)	(11,691)
Interest expense	115,822	82,581
EBIT	(114,685)	(755,057)
Average capital employed	5,803,980	5,906,288
Return on capital employed	(2) %	(13) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Current assets	1,171,777	582,326
Current liabilities	(603,527)	(610,590)
Current derivative asset	(76,558)	(40,312)
Current lease liability (1)	12,348	12,206
Current derivative liability (1)	36,462	52,944
Adjusted working capital	540,502	(3,426)

(1) Current lease liability includes the lease liability associated with assets held for sale. Current derivative liability includes the derivative liability associated with assets held for sale. See Note 4 - "Discontinued Operations" for more information.

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 51 ■ 2025 Second Quarter Report

($M)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Acquisitions, net of cash acquired	1,591	5,450	1,086,047	5,829
Shares issued for acquisition	-	-	13,363	-
Acquisition of securities	-	-	-	9,373
Acquired working capital deficit	-	-	23,179	-
Acquisitions	1,591	5,450	1,122,589	15,202

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis, is a non-GAAP ratio. Operating netback is most directly comparable to net loss. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Long-term debt	1,951,250	963,456
Adjusted working capital (1)	(540,502)	3,426
Unrealized FX on swapped USD borrowings	2,573	-
Net debt	1,413,321	966,882

Ratio of net debt to four quarter trailing fund flows from operations (2)	1.4	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities). These figures include amounts for assets held for sale and liabilities associated with assets held for sale which represent the estimated cash proceeds from dispositions that closed subsequent to June 30, 2025.
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2025	Q2 2024
Shares outstanding	154,019	158,174
Potential shares issuable pursuant to the LTIP	4,737	3,498
Diluted shares outstanding	158,756	161,672

Vermilion Energy Inc. ■ Page 52 ■ 2025 Second Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	June 30, 2025	December 31, 2024
Assets
Current
Cash and cash equivalents	13	69,187	131,730
Accounts receivable		279,469	298,493
Income taxes receivable		20,137	-
Crude oil inventory		62,898	40,694
Derivative instruments		76,558	40,312
Prepaid expenses		65,093	71,097
Assets held for sale	4	598,435	-
Total current assets		1,171,777	582,326

Derivative instruments		15,062	13,927
Investments	5	77,137	78,862
Deferred taxes		84,653	197,714
Exploration and evaluation assets	7	322,388	224,286
Capital assets	6	5,037,123	5,018,461
Total assets		6,708,140	6,115,576

Liabilities
Current
Accounts payable and accrued liabilities		403,525	425,410
Dividends payable	11	20,022	18,521
Derivative instruments		25,415	52,944
Income taxes payable		30,042	113,715
Liabilities associated with assets held for sale	4	124,523	-
Total current liabilities		603,527	610,590

Derivative instruments		80,677	86,036
Long-term debt	10	1,951,250	963,456
Lease obligations		52,776	54,991
Asset retirement obligations	8	940,682	1,224,718
Deferred taxes		385,603	364,796
Total liabilities		4,014,515	3,304,587

Shareholders' Equity
Shareholders' capital	11	3,899,500	3,918,898
Contributed surplus		36,351	45,225
Accumulated other comprehensive income		279,372	135,847
Deficit		(1,521,598)	(1,288,981)
Total shareholders' equity		2,693,625	2,810,989
Total liabilities and shareholders' equity		6,708,140	6,115,576

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 53 ■ 2025 Second Quarter Report

Consolidated Statements of Net Loss and Comprehensive Loss

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Six Months Ended
	Note	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Revenue
Petroleum and natural gas sales		443,834	352,637	912,527	748,304
Royalties		(29,268)	(21,724)	(59,359)	(47,510)
Sales of purchased commodities		28,472	28,651	44,747	67,021
Petroleum and natural gas revenue		443,038	359,564	897,915	767,815

Expenses
Purchased commodities		28,472	28,651	44,747	67,021
Operating	13	123,006	112,165	236,904	226,606
Transportation		33,612	21,820	61,853	41,486
Equity based compensation		6,978	10,501	12,909	16,019
(Gain) loss on derivative instruments		(118,268)	79,772	(115,712)	47,901
Interest expense		37,691	21,062	70,670	39,454
General and administration	13	23,937	20,262	53,725	37,700
Foreign exchange (gain) loss		(5,515)	(4,611)	28,000	14,725
Other expense		2,047	863	16,832	817
Accretion	8	17,716	16,146	33,517	32,050
Depletion and depreciation	6, 7	165,761	131,826	314,044	280,003
		315,437	438,457	757,489	803,782
Earnings (loss) from continuing operations before income taxes		127,601	(78,893)	140,426	(35,967)

Income tax expense
Deferred		41,345	14,196	28,390	29,331
Current		11,871	15,718	33,948	52,140
		53,216	29,914	62,338	81,471

Net earnings (loss) from continuing operations		74,385	(108,807)	78,088	(117,438)
Net (loss) earnings from discontinued operations	4	(307,843)	26,382	(296,593)	37,318
Net loss		(233,458)	(82,425)	(218,505)	(80,120)

Other comprehensive loss
Currency translation adjustments		70,854	(1,406)	141,893	(2,491)
Hedge accounting reserve, net of tax		-	1,631	1,632	3,263
Fair value adjustment on investment in securities, net of tax		-	-	-	(2,203)
Comprehensive loss		(162,604)	(82,200)	(74,980)	(81,551)

Net earnings (loss) per share
Continuing operations - basic		0.48	(0.68)	0.51	(0.73)
Discontinued operations - basic		(1.99)	0.17	(1.92)	0.23
Net loss per share - basic		(1.51)	(0.52)	(1.42)	(0.50)

Continuing operations - diluted		0.48	(0.68)	0.51	(0.73)
Discontinued operations - diluted		(1.99)	0.16	(1.92)	0.23
Net loss per share - diluted		(1.51)	(0.52)	(1.42)	(0.50)

Weighted average shares outstanding ('000s)
Basic		154,342	159,525	154,258	160,373
Diluted		155,778	161,069	154,258	162,022

Vermilion Energy Inc. ■ Page 54 ■ 2025 Second Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Six Months Ended
	Note	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Operating
Net loss		(233,458)	(82,425)	(218,505)	(80,120)
Adjustments:
Accretion	8	19,872	18,209	37,752	36,143
Depletion and depreciation	6, 7	184,167	161,184	360,555	339,618
Impairment expense	6	372,386	-	372,386	-
Unrealized (gain) loss on derivative instruments		(59,522)	125,789	(45,847)	314,533
Equity based compensation		1,286	(3,860)	7,217	1,658
Unrealized foreign exchange (gain) loss		(5,450)	(3,069)	30,449	18,572
Unrealized other expense		1,394	208	1,713	345
Deferred tax expense		(20,997)	20,667	(30,013)	37,312
Asset retirement obligations settled	8	(8,386)	(11,745)	(17,733)	(16,720)
Changes in non-cash operating working capital		(110,825)	41,364	(77,123)	(30,724)
Cash flows from operating activities		140,467	266,322	420,851	620,617

Investing
Drilling and development	6	(111,238)	(109,350)	(278,702)	(291,648)
Exploration and evaluation	7	(4,251)	(1,260)	(18,906)	(9,404)
Acquisitions, net of cash acquired	3, 5	(1,591)	(5,450)	(1,086,047)	(5,829)
Acquisition of securities	5	-	-	-	(9,373)
Changes in non-cash investing working capital		(81,909)	(36,965)	(71,080)	(18,114)
Cash flows used in investing activities		(198,989)	(153,025)	(1,454,735)	(334,368)

Financing
Net draw on the revolving credit facility	10	333,892	-	632,341	-
Repayment of 2025 senior unsecured notes	10	-	(27,592)	(399,467)	(31,561)
Issuance of 2033 senior unsecured notes	10	-	-	562,968	-
Issuance of term loan	10	-	-	445,392	-
Repayment of term loan	10	(199,636)	-	(199,636)	-
Payments on lease obligations		(3,852)	(7,830)	(7,681)	(11,932)
Repurchase of shares	11	(6,323)	(46,555)	(22,899)	(82,964)
Cash dividends	11	(20,043)	(19,183)	(38,564)	(35,410)
Changes in non-cash financing working capital		124	1,627	(2,306)	1,627
Cash flows from (used in) financing activities		104,162	(99,533)	970,148	(160,240)
Foreign exchange gain (loss) on cash held in foreign currencies		19	(743)	1,193	207

Net change in cash and cash equivalents		45,659	13,021	(62,543)	126,216
Cash and cash equivalents, beginning of period		23,528	254,651	131,730	141,456
Cash and cash equivalents, end of period	13	69,187	267,672	69,187	267,672

Supplementary information for cash flows from operating activities
Interest paid		51,792	28,330	73,201	41,982
Income taxes paid		92,687	64,849	122,576	67,827

Vermilion Energy Inc. ■ Page 55 ■ 2025 Second Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Six Months Ended
	Note	June 30, 2025	June 30, 2024
Shareholders' capital	11
Balance, beginning of period		3,918,898	4,142,566
Shares issued for acquisition	3	13,363	-
Vesting of equity based awards		16,091	9,998
Share-settled dividends on vested equity based awards		599	1,257
Repurchase of shares		(49,451)	(133,552)
Balance, end of period		3,899,500	4,020,269
Contributed surplus	11
Balance, beginning of period		45,225	43,348
Equity based compensation		7,217	1,658
Vesting of equity based awards		(16,091)	(9,998)
Balance, end of period		36,351	35,008
Accumulated other comprehensive income
Balance, beginning of period		135,847	109,302
Currency translation adjustments		141,893	(2,491)
Hedge accounting reserve		1,632	3,263
Fair value adjustment on investment in securities, net of tax	5	-	(2,203)
Balance, end of period		279,372	107,871
Deficit
Balance, beginning of period		(1,288,981)	(1,263,568)
Net loss		(218,505)	(80,120)
Dividends declared		(40,065)	(38,164)
Share-settled dividends on vested equity based awards		(599)	(1,257)
Repurchase of shares	11	26,552	50,588
Balance, end of period		(1,521,598)	(1,332,521)

Total shareholders' equity		2,693,625	2,830,627

Vermilion Energy Inc. ■ Page 56 ■ 2025 Second Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net loss if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net loss in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net loss less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 57 ■ 2025 Second Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2024.

The operating results attributable to the Company's Saskatchewan and United States operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 4 - "Discontinued Operations" for additional information.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2024, which are contained within Vermilion’s Annual Report for the year ended December 31, 2024 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on August 7, 2025.

Vermilion Energy Inc. ■ Page 58 ■ 2025 Second Quarter Report

2. Segmented information

The following tables present capital expenditures and reconcile fund flows from operations for our continuing and discontinued operations:

	Three Months Ended June 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (2)	Total
Drilling and development	45,211	10,246	13,873	15,458	817	8,755	4,048	-	98,408	12,830	111,238
Exploration and evaluation	-	-	-	2,629	-	-	1,622	-	4,251	-	4,251

Crude oil and condensate sales	108,201	54,481	192	9,940	10	20,853	14	-	193,691	82,964	276,655
NGL sales	23,545	-	-	-	-	-	-	-	23,545	4,877	28,422
Natural gas sales	80,623	-	27,996	34,864	67,784	-	15,331	-	226,598	2,473	229,071
Sales of purchased commodities	-	-	-	-	-	-	-	28,472	28,472	-	28,472
Royalties	(16,322)	(8,858)	-	(1,991)	-	-	(2,097)	-	(29,268)	(16,800)	(46,068)
Revenue from external customers	196,047	45,623	28,188	42,813	67,794	20,853	13,248	28,472	443,038	73,514	516,552
Purchased commodities	-	-	-	-	-	-	-	(28,472)	(28,472)	-	(28,472)
Transportation	(22,899)	(5,982)	-	(2,440)	(2,291)	-	-	-	(33,612)	(2,999)	(36,611)
Operating	(62,460)	(17,091)	(7,927)	(10,609)	(13,576)	(10,208)	(1,135)	-	(123,006)	(25,819)	(148,825)
General and administration	(2,028)	(2,898)	(1,528)	(3,704)	(1,270)	(1,677)	(1,151)	(9,681)	(23,937)	(10,334)	(34,271)
Petroleum resource rent tax	-	-	-	-	-	(755)	-	-	(755)	-	(755)
Corporate income tax expense	1	403	(2,490)	(4,131)	(308)	(413)	(1,852)	(2,326)	(11,116)	-	(11,116)
Interest expense	-	-	-	-	-	-	-	(37,691)	(37,691)	-	(37,691)
Equity based compensation	-	-	-	-	-	-	-	(5,692)	(5,692)	-	(5,692)
Realized gain on derivative instruments	-	-	-	-	-	-	-	47,699	47,699	-	47,699
Realized foreign exchange loss	-	-	-	-	-	-	-	(487)	(487)	-	(487)
Realized other expense	-	-	-	-	-	-	-	(653)	(653)	-	(653)
Fund flows from operations	108,661	20,055	16,243	21,929	50,349	7,800	9,110	(8,831)	225,316	34,362	259,678

	Three Months Ended June 30, 2024
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate (1)	Continuing operations	Discontinued operations (2)	Total
Drilling and development	43,594	11,389	4,033	20,637	356	8,809	2,606	-	91,424	17,926	109,350
Exploration and evaluation	-	-	-	1,260	-	-	-	-	1,260	-	1,260

Crude oil and condensate sales	75,090	83,656	481	9,954	-	32,787	34	-	202,002	116,810	318,812
NGL sales	13,002	-	-	-	-	-	-	-	13,002	7,698	20,700
Natural gas sales	17,670	-	30,060	19,203	69,793	-	907	-	137,633	1,780	139,413
Sales of purchased commodities	-	-	-	-	-	-	-	28,651	28,651	-	28,651
Royalties	(9,767)	(10,283)	-	(1,435)	-	-	(239)	-	(21,724)	(24,886)	(46,610)
Revenue from external customers	95,995	73,373	30,541	27,722	69,793	32,787	702	28,651	359,564	101,402	460,966
Purchased commodities	-	-	-	-	-	-	-	(28,651)	(28,651)	-	(28,651)
Transportation	(10,627)	(6,401)	-	(2,386)	(2,406)	-	-	-	(21,820)	(3,497)	(25,317)
Operating	(41,421)	(14,606)	(10,709)	(14,430)	(16,453)	(14,174)	(372)	-	(112,165)	(28,065)	(140,230)
General and administration	(2,450)	(3,807)	(1,775)	(3,062)	(1,462)	(2,005)	(1,737)	(3,964)	(20,262)	(6,275)	(26,537)
Petroleum resource rent tax	-	-	-	-	-	(3,638)	-	-	(3,638)	-	(3,638)
Corporate income tax expense	15	(5,956)	(7,858)	(1,704)	(318)	(349)	-	4,090	(12,080)	(16)	(12,096)
Interest expense	-	-	-	-	-	-	-	(21,062)	(21,062)	-	(21,062)
Equity based compensation	-	-	-	-	-	-	-	(14,361)	(14,361)	-	(14,361)
Realized gain on derivative instruments	-	-	-	-	-	-	-	46,017	46,017	-	46,017
Realized foreign exchange gain	-	-	-	-	-	-	-	2,267	2,267	-	2,267
Realized other expense	-	-	-	-	-	-	-	(655)	(655)	-	(655)
Fund flows from operations	41,512	42,603	10,199	6,140	49,154	12,621	(1,407)	12,332	173,154	63,549	236,703
(1)	Central and Eastern Europe and Corporate have been presented separately in the prior year for comparability with current year presentation.
(2)	Fund flows from discontinued operations is comprised of the fund flows from operations from the United States and Saskatchewan assets, which were held for sale at June 30, 2025. The prior period results have been presented to conform with current period presentation. Refer to Note 4 - "Discontinued operations" for additional information.

Vermilion Energy Inc. ■ Page 59 ■ 2025 Second Quarter Report

	Six Months Ended June 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (2)	Total
Drilling and development	165,363	17,002	21,620	26,418	1,145	18,457	5,209	-	255,214	23,488	278,702
Exploration and evaluation	-	-	-	16,904	-	-	2,002	-	18,906	-	18,906

Crude oil and condensate sales	192,637	115,543	522	26,961	53	51,685	29	-	387,430	172,690	560,120
NGL sales	43,272	-	-	-	-	-	-	-	43,272	11,187	54,459
Natural gas sales	142,724	-	70,552	71,178	168,727	-	28,644	-	481,825	6,590	488,415
Sales of purchased commodities	-	-	-	-	-	-	-	44,747	44,747	-	44,747
Royalties	(34,979)	(16,324)	(10)	(4,329)	-	-	(3,717)	-	(59,359)	(35,999)	(95,358)
Revenue from external customers	343,654	99,219	71,064	93,810	168,780	51,685	24,956	44,747	897,915	154,468	1,052,383
Purchased commodities	-	-	-	-	-	-	-	(44,747)	(44,747)	-	(44,747)
Transportation	(39,194)	(11,460)	-	(6,709)	(4,490)	-	-	-	(61,853)	(5,944)	(67,797)
Operating	(105,401)	(33,134)	(17,535)	(25,786)	(27,818)	(25,193)	(2,037)	-	(236,904)	(53,698)	(290,602)
General and administration	(7,564)	(6,507)	(2,852)	(6,785)	(2,945)	(2,867)	(2,372)	(21,833)	(53,725)	(15,206)	(68,931)
Petroleum resource rent tax	-	-	-	-	-	(3,773)	-	-	(3,773)	-	(3,773)
Corporate income tax (expense) recovery	1	(75)	(13,827)	(10,263)	(497)	(560)	(2,193)	(2,761)	(30,175)	-	(30,175)
Interest expense	-	-	-	-	-	-	-	(70,670)	(70,670)	-	(70,670)
Equity based compensation	-	-	-	-	-	-	-	(5,692)	(5,692)	-	(5,692)
Realized gain on derivative instruments	-	-	-	-	-	-	-	58,818	58,818	-	58,818
Realized foreign exchange gain	-	-	-	-	-	-	-	2,012	2,012	-	2,012
Realized other expense	-	-	-	-	-	-	-	(15,119)	(15,119)	-	(15,119)
Fund flows from operations	191,496	48,043	36,850	44,267	133,030	19,292	18,354	(55,245)	436,087	79,620	515,707

	Six Months Ended June 30, 2024
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate(1)	Continuing operations	Discontinued operations (2)	Total
Drilling and development	161,447	22,404	8,631	41,047	3,449	14,980	3,108	-	255,066	36,582	291,648
Exploration and evaluation	-	-	-	4,878	-	-	4,526	-	9,404	-	9,404

Crude oil and condensate sales	134,899	172,652	1,755	18,431	-	107,613	34	-	435,384	217,155	652,539
NGL sales	27,027	-	-	-	-	-	-	-	27,027	15,576	42,603
Natural gas sales	44,724	-	63,752	41,910	134,257	-	1,250	-	285,893	5,925	291,818
Sales of purchased commodities	-	-	-	-	-	-	-	67,021	67,021	-	67,021
Royalties	(20,880)	(23,335)	(217)	(2,790)	-	-	(288)	-	(47,510)	(47,653)	(95,163)
Revenue from external customers	185,770	149,317	65,290	57,551	134,257	107,613	996	67,021	767,815	191,003	958,818
Purchased commodities	-	-	-	-	-	-	-	(67,021)	(67,021)	-	(67,021)
Transportation	(18,664)	(11,764)	-	(5,578)	(5,480)	-	-	-	(41,486)	(6,793)	(48,279)
Operating	(75,223)	(36,046)	(21,319)	(25,191)	(27,057)	(40,960)	(810)	-	(226,606)	(62,935)	(289,541)
General and administration	(12,448)	(8,996)	(3,713)	(5,634)	(3,632)	(3,743)	(3,631)	4,097	(37,700)	(12,540)	(50,240)
Petroleum resource rent tax	-	-	-	-	-	(14,421)	-	-	(14,421)	-	(14,421)
Corporate income tax expense	17	(11,781)	(18,869)	(6,076)	(769)	(1,190)	-	949	(37,719)	(19)	(37,738)
Interest expense	-	-	-	-	-	-	-	(39,454)	(39,454)	-	(39,454)
Equity based compensation	-	-	-	-	-	-	-	(14,361)	(14,361)	-	(14,361)
Realized gain on derivative instruments	-	-	-	-	-	-	-	266,632	266,632	-	266,632
Realized foreign exchange gain	-	-	-	-	-	-	-	4,138	4,138	-	4,138
Realized other expense	-	-	-	-	-	-	-	(472)	(472)	-	(472)
Fund flows from operations	79,452	80,730	21,389	15,072	97,319	47,299	(3,445)	221,529	559,345	108,716	668,061
(1)	Central and Eastern Europe and Corporate have been presented separately in the prior year for comparability with current year presentation.
(2)	Fund flows from discontinued operations is comprised of the fund flows from operations from the United States and Saskatchewan assets, which were held for sale at June 30, 2025. The prior period results have been presented to conform with current period presentation. Refer to Note 4 - "Discontinued operations" for additional information.

Vermilion Energy Inc. ■ Page 60 ■ 2025 Second Quarter Report

Reconciliation of fund flows from continuing operations to net earnings (loss) from continuing operations:

	Three Months Ended		Six Months Ended
	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Fund flows from continuing operations	225,316	173,154	436,087	559,345
Equity based compensation	(1,286)	3,860	(7,217)	(1,658)
Unrealized gain (loss) on derivative instruments	70,569	(125,789)	56,894	(314,533)
Unrealized foreign exchange gain (loss)	6,002	2,344	(30,012)	(18,863)
Accretion	(17,716)	(16,146)	(33,517)	(32,050)
Depletion and depreciation	(165,761)	(131,826)	(314,044)	(280,003)
Deferred tax expense	(41,345)	(14,196)	(28,390)	(29,331)
Unrealized other expense	(1,394)	(208)	(1,713)	(345)
Net earnings (loss) from continuing operations	74,385	(108,807)	78,088	(117,438)

3. Business combination

Westbrick Energy Ltd

On February 26, 2025, Vermilion purchased 100% of the shares outstanding of Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") a private company with assets located adjacent to Vermilion's existing Alberta assets for total consideration of $1.1 billion, including 1,104,357 shares of Vermilion valued at $12.10 per share for an aggregate $13.4 million in fair value share consideration upon closing, with the balance paid in cash. Total transaction costs included in Vermilion's general and administrative expenses for the six months ended June 30, 2025 related to the acquisition are approximately $8.3 million ($0.8 million in the year ended December 31, 2024).

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below:

Consideration
Cash consideration paid	1,089,805
Share consideration	13,363
Total consideration paid	1,103,168

Allocation of consideration
Cash acquired	6,159
Capital assets	1,185,212
Exploration and evaluation assets	129,578
Acquired working capital deficit	(36,555)
Derivative asset	13,376
Lease liability	(3,434)
Asset retirement obligations	(46,190)
Deferred tax liability	(144,978)
Net assets acquired	1,103,168

The results of operations from the assets acquired and liabilities assumed have been included in Vermilion's condensed consolidated interim financial statements beginning February 26, 2025 and have contributed revenues net of royalties of $131.4 million and net earnings of $12.6 million. Had the acquisition occurred on January 1, 2025, consolidated petroleum and natural gas revenue net of royalties would have been $912.1 million and consolidated net loss would have been $202.9 million for the six months ended June 30, 2025.

Vermilion acquired contractual obligations and commitments as part of the Westbrick acquisition completed on February 26, 2025. Please refer to Note 13 "Supplemental Information" for a summary of the Company's contractual obligations and commitments as at June 30, 2025.

Vermilion Energy Inc. ■ Page 61 ■ 2025 Second Quarter Report

4. Discontinued operations

Adoption of accounting policy - Assets held for sale and discontinued operations

The Company classifies capital assets and exploration and evaluation assets as held for sale if it is highly probable their carrying amounts will be recovered through a disposition rather than through future operating cash flows. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. Assets held for sale are measured at the lower of the carrying amount and recoverable amount, with impairments or impairment reversals recognized in the consolidated statements of net earnings and comprehensive income.

Assets held for sale are classified as current assets and are not subject to depletion and depreciation. Decommissioning, lease and derivative liabilities associated with assets held for sale are classified as current liabilities.

Upon classification, the Company assesses whether the assets held for sale represent a major component of the business. If this criteria is met, the operating results attributable to the assets held for sale are presented as discontinued operations, with prior periods reclassified to conform with current period presentation.

Saskatchewan and Manitoba

On May 23, 2025, Vermilion announced it had entered into an agreement for the sale of the Saskatchewan and Manitoba assets for cash proceeds of $415.0 million, before closing adjustments. At June 30, 2025, the sale was considered to be highly probable and therefore the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell with resulting impairment of $230.9 million. On July 10, 2025 Vermilion announced the closing of the sale. Refer to Note 14 "Subsequent events" for additional information.

United States

On June 5, 2025, Vermilion announced it had entered into an agreement for the sale of the United States assets for cash proceeds of US $80.5 million, before an additional US $7.0 million of contingent payments and closing adjustments. The sale is considered to be highly probable and therefore the assets and liabilities associated with the disposal group have been reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell with resulting impairment of $141.5 million. On July 31, 2025 Vermilion closed the sale. Refer to Note 14 "Subsequent events" for additional information.

The following table reconciles the assets held for sale and liabilities associated with assets held for sale as at June 30, 2025:

June 30, 2025
Exploration and evaluation assets	63,528
Capital assets	534,967
Foreign exchange	(60)
Assets held for sale	598,435
Asset retirement obligation	111,364
Lease liabilities	2,172
Derivative liabilities	11,047
Foreign exchange	(60)
Liabilities associated with assets held for sale	124,523

Vermilion Energy Inc. ■ Page 62 ■ 2025 Second Quarter Report

The following table summarizes the Company's financial results from discontinued operations:

	Three Months Ended		Six Months Ended
	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Revenue
Petroleum and natural gas sales	90,314	126,288	190,467	238,656
Royalties	(16,800)	(24,886)	(35,999)	(47,653)
Petroleum and natural gas revenue	73,514	101,402	154,468	191,003

Expenses
Operating	25,819	28,065	53,698	62,935
Transportation	2,999	3,497	5,944	6,793
Unrealized loss on derivative instruments	11,047	-	11,047	-
General and administration	10,334	6,275	15,206	12,540
Foreign exchange loss (gain)	552	(725)	437	(291)
Accretion	2,156	2,063	4,235	4,093
Depletion and depreciation	18,406	29,358	46,511	59,615
Impairment expense	372,386	-	372,386	-
	443,699	68,533	509,464	145,685
(Loss) earnings from discontinued operations before income taxes	(370,185)	32,869	(354,996)	45,318

Income tax (recovery) expense
Deferred	(62,342)	6,471	(58,403)	7,981
Current	-	16	-	19
	(62,342)	6,487	(58,403)	8,000

Net (loss) earnings from discontinued operations	(307,843)	26,382	(296,593)	37,318

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Three Months Ended		Six Months Ended
	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Cash flows from operating activities	18,072	58,608	58,014	95,348
Cash flows used in investing activities	(20,456)	(21,691)	(45,744)	(49,415)
Cash flows from discontinued operations	(2,384)	36,917	12,270	45,933

Vermilion Energy Inc. ■ Page 63 ■ 2025 Second Quarter Report

5. Investments

Investments are comprised of Vermilion's ownership interest in Coelacanth Energy Inc. ("CEI"), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada.

The following table reconciles the change in Vermilion's investments:

2025
Balance at January 1	78,862
Vermilion's share of net loss (1)	(1,725)
Balance at June 30	77,137
(1)	Investment losses are recognized within other expense (income) on the consolidated statements of net earnings and comprehensive income.

The following table summarizes the net assets of CEI based on their most recent and publicly available financial statements as at March 31, 2025, and Vermilion's respective share:

Current assets	3,431
Non-current assets	226,566
Current liabilities	(36,009)
Non-current liabilities	(28,226)
Net assets	165,762
Vermilion's ownership	20.7%
Vermilion's share of net assets	34,313

In February 2024, Vermilion acquired additional securities, increasing its ownership to approximately 21% of the issued and outstanding common shares of CEI. As such, Vermilion concluded it had acquired significant influence over the entity and should prospectively be accounted for using the equity method of accounting subsequently, recording Vermilion's share of CEI's profit or loss. Prior to acquiring significant influence, this investment was accounted for under IFRS 9 as an investment in securities using the fair value method of accounting. The transaction was treated as a disposal of the original investment at fair value and an acquisition of an investment in associate, with no resulting gain or loss recognized in the consolidated statement of net earnings.

For the six months ended June 30, 2025 and the four months ended June 30, 2024 after acquiring significant influence over the entity, Vermilion adjusted the value of the investment for its share of CEI's profit or loss. The following table summarizes CEI's estimated revenue and net loss and Vermilion's respective share, based on CEI's most recent and publicly available financial statements and other market factors, including but not limited to, relevant market prices:

	Six Months Ended	Four Months Ended
	Jun 30, 2025	Jun 30, 2024
Total revenue	4,687	5,089
Net loss	(8,333)	(1,446)
Vermilion's ownership	20.7%	20.8%
Vermilion's share of net loss	(1,725)	(302)

At June 30, 2025, the fair value of Vermilion's investment in CEI is $92.6 million or $0.84/share (December 31, 2024 - $88.1 million or $0.80/share).

Vermilion Energy Inc. ■ Page 64 ■ 2025 Second Quarter Report

6. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2025
Balance at January 1	5,018,461
Acquisitions	1,182,598
Additions	278,702
Increase in right-of-use assets	6,066
Reclassified to asset held for sale(1)	(534,967)
Impairment expense on assets held for sale (1)	(372,386)
Depletion and depreciation	(366,443)
Changes in asset retirement obligations	(300,478)
Foreign exchange	125,570
Balance at June 30	5,037,123

(1) Refer to Note 4 "Discontinued Operations" for additional information.

7. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2025
Balance at January 1	224,286
Acquisitions	129,578
Additions	18,906
Changes in asset retirement obligations	3,075
Reclassified to assets held for sale(1)	(63,528)
Depreciation	(161)
Foreign exchange	10,232
Balance at June 30	322,388

(1) Refer to Note 4 "Discontinued Operations" for additional information.

8. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2025
Balance at January 1	1,224,718
Additional obligations recognized	49,742
Obligations settled	(17,733)
Accretion	37,752
Changes in rates	(300,955)
Reclassified to liabilities associated with assets held for sale (1)	(111,364)
Foreign exchange	58,522
Balance at June 30	940,682

(1) Refer to Note 4 "Discontinued Operations" for additional information.

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 4.4% as at June 30, 2025 (December 31, 2024 - 2.6%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

Vermilion Energy Inc. ■ Page 65 ■ 2025 Second Quarter Report

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Jun 30, 2025	Dec 31, 2024
Canada	3.6%	3.2%
United States	4.9%	4.8%
France	4.0%	3.7%
Netherlands	3.0%	2.7%
Germany	3.0%	2.6%
Ireland	3.1%	2.8%
Australia	4.4%	4.6%
Central and Eastern Europe	4.8%	4.7%

9. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, share buybacks, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Jun 30, 2025	Dec 31, 2024
Long-term debt	1,951,250	963,456
Adjusted working capital (1)	(540,502)	3,426
Unrealized FX on swapped USD borrowings	2,573	-
Net debt	1,413,321	966,882

Ratio of net debt to four quarter trailing fund flows from operations (2)	1.4	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities). These figures include amounts for assets held for sale and liabilities associated with assets held for sale which represent the estimated cash proceeds from dispositions that closed subsequent to June 30, 2025.
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company’s ability to repay debt on a pro forma basis.

10. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Jun 30, 2025	Dec 31, 2024
Revolving credit facility	632,341	-
Term loan	245,756	-
2025 senior unsecured notes	-	398,275
2030 senior unsecured notes	536,642	565,181
2033 senior unsecured notes	536,511	-
Long-term debt	1,951,250	963,456

The fair value of the 2030 senior unsecured notes as at June 30, 2025 was $527.7 million (December 31, 2024 - $571.2 million). The fair value of the 2033 senior notes as at June 30, 2025 was $512.6 million.

Vermilion Energy Inc. ■ Page 66 ■ 2025 Second Quarter Report

The following table reconciles the change in Vermilion’s long-term debt:

2025
Balance at January 1	963,456
Net borrowings on the revolving credit facility	632,341
Repayment of 2025 senior unsecured notes	(399,467)
Issuance of 2033 senior unsecured notes	562,968
Issuance of term loan	445,392
Repayment of term loan	(199,636)
Amortization of transaction costs	1,342
Foreign exchange	(55,146)
Balance at June 30	1,951,250

Revolving credit facility

As at June 30, 2025, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with the following terms:

	As at
	Jun 30, 2025	Dec 31, 2024
Total facility amount	1,350,000	1,350,000
Amount drawn	(632,341)	-
Letters of credit outstanding	(32,173)	(22,731)
Unutilized capacity	685,486	1,327,269

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins.

On June 9, 2025, the maturity date of the syndicate facility was extended to May 25, 2029 (previously May 26, 2028). The total facility amount of $1.35 billion and aggregate amount available under the facility of $1.8 billion remain unchanged.

As at June 30, 2025, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Jun 30, 2025	Dec 31, 2024
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.45	0.72
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.65	-
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	11.57	16.59

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS® Accounting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net loss before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at June 30, 2025 and December 31, 2024, Vermilion was in compliance with the above covenants.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan does not require principal repayments prior to its May 26, 2028 maturity, is non-revolving, and is subject to the same financial covenants as Vermilion’s revolving credit facility. The Term Loan bears interest based on a reference rate plus an applicable margin.

Vermilion Energy Inc. ■ Page 67 ■ 2025 Second Quarter Report

During the second quarter of 2025, $200.0 million of the term loan was repaid. Subsequent to the June 30, 2025, the term loan was repaid in full using proceeds from the sale of the Saskatchewan assets.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 68 ■ 2025 Second Quarter Report

11. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2025
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	154,344	3,918,898
Shares issued for acquisition	1,104	13,363
Vesting of equity based awards	439	16,091
Share-settled dividends on vested equity based awards	66	599
Repurchase of shares	(1,934)	(49,451)
Balance at June 30	154,019	3,899,500

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the six months ended June 30, 2025 were $40.1 million or $0.26 per common share (June 30, 2024 - $38.2 million or $0.24 per common share).

On July 9, 2025, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In the second quarter of 2025, Vermilion purchased 0.7 million common shares under the NCIB for total consideration of $6.3 million. The common shares purchased under the NCIB were cancelled.

Subsequent to June 30, 2025, Vermilion purchased and cancelled 0.2 million shares under the NCIB for total consideration of $2.6 million.

12. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net loss before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Jun 30, 2025
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	5,136
$0.01 decrease in strength of the Canadian dollar against the Euro	(5,136)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	9,703
$0.01 decrease in strength of the Canadian dollar against the US $	(9,703)

Commodity price risk - North American natural gas
$0.25/GJ increase in North American natural gas price used to determine the fair value of derivatives	(28,171)
$0.25/GJ decrease in North American natural gas price used to determine the fair value of derivatives	30,838

Commodity price risk - European natural gas
#eu#1.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(8,739)
#eu#1.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	16,245

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(5,219)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	19,603

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

Vermilion Energy Inc. ■ Page 69 ■ 2025 Second Quarter Report

13. Supplemental information

Cash and cash equivalents was comprised of the following:

	As at
	Jun 30, 2025	Dec 31, 2024
Cash on deposit with financial institutions	68,812	124,938
Guaranteed investment certificates	375	6,792
Cash and cash equivalents	69,187	131,730

As at June 30, 2025, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (1) (2)	123,377	492,214	1,359,824	664,414	2,639,829
Lease obligations (3)	27,113	35,000	30,611	44,680	137,404
Processing and transportation agreements	85,902	112,874	148,358	814,891	1,162,025
Purchase obligations	31,032	10,691	332	368	42,423
Drilling and service agreements	34,150	24,012	-	-	58,162
Total contractual obligations and commitments	301,574	674,791	1,539,125	1,524,353	4,039,843
(1)	Includes interest on senior unsecured notes.
(2)	Includes the term loan, which was repaid subsequent to June 30, 2025.
(3)	Includes undiscounted IFRS 16 - Leases obligations of $83.8 million as at June 30, 2025, net of office subleases, surface lease rental commitments of $51.9 million and other of $1.7 million that are not considered leases under IFRS 16 and are not represented on the balance sheet.
(4)	Commitments denominated in foreign currencies have been translated using the related spot rates on June 30, 2025.

14. Subsequent events

On July 10, 2025 Vermilion announced the closing of the sale of Saskatchewan assets for proceeds of $415.0 million before closing adjustments. The assets are comprised of approximately 10,500 boe/d (86% oil and liquids) of non-core light oil production in Saskatchewan and Manitoba.

On July 31, 2025 Vermilion closed the sale of United States assets for proceeds of US $80.5 million, before an additional US $7.0 million of contingent payments and closing adjustments. The assets consist of approximately 5,500 boe/d (81% oil and liquids) of production.

Subsequent to the June 30, 2025, proceeds from dispositions were used to repay debt, including extinguishing the remaining balance of the term loan.

Vermilion Energy Inc. ■ Page 70 ■ 2025 Second Quarter Report

DIRECTORS

Myron Stadnyk [1]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [5,8]

Edwards, Colorado

Carin Knickel [3,9]

Golden, Colorado

Stephen P. Larke [3,4]

Calgary, Alberta

William Roby [6,9]

Katy, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Judy Steele [3,7]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair (Independent)

[5] Governance and Human Resources Committee Member (Independent)

[6] Safety & Sustainability Committee Chair (Independent)

[7] Safety & Sustainability Committee Member (Independent)

[8] Technical Committee Chair (Independent)

[9] Technical Committee Member (Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher

President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Lara Conrad

Vice President Business Development

Tamar Epstein

General Counsel & Corporate Secretary

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig

Vice President North America

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

Wells Fargo Bank N.A., Canadian Branch

ATB Financial

Bank of America N.A., Canada Branch

Export Development Canada

Fédération des caisses Desjardins du Québec

Citibank, N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 71 ■ 2025 Second Quarter Report